2001 Annual Report

Pulitzer Inc. and Subsidiaries

With newspaper and new media properties in attractive markets, Pulitzer Inc. is executing focused growth strategies that build value for stockholders, readers, and advertisers upon a foundation of journalistic excellence and community service.

PULITZER INC.

UPON HIS RETIREMENT,
THE FIRST JOSEPH PULITZER ISSUED A MANDATE
THAT TODAY
INSPIRES ALL PULITZER INC. EMPLOYEES:

"...ALWAYS FIGHT FOR PROGRESS AND REFORM, NEVER TOLERATE INJUSTICE OR CORRUPTION, ALWAYS FIGHT DEMAGOGUES OF ALL PARTIES, NEVER BELONG TO ANY PARTY, ALWAYS OPPOSE PRIVILEGED CLASSES AND PUBLIC PLUNDERERS, NEVER LACK SYMPATHY WITH THE POOR, ALWAYS REMAIN DEVOTED TO THE PUBLIC WELFARE, NEVER BE SATISFIED WITH MERELY PRINTING NEWS, ALWAYS BE DRASTICALLY INDEPENDENT, NEVER BE AFRAID TO ATTACK WRONG, WHETHER BY PREDATORY PLUTOCRACY OR PREDATORY POVERTY."

APRIL 10, 1907

Corporate Profile

Pulitzer Inc. is engaged in newspaper publishing and related new media activities. The Company's newspaper operations include two major metropolitan dailies, the *St. Louis Post-Dispatch* and the *Arizona Daily Star* in Tucson, Arizona, and 12 other dailies. Pulitzer also owns a group of weekly papers that serves the St. Louis metropolitan area. The Company's new media activities include Web sites related to the newspapers in St. Louis and Tucson and all of its other dailies. Pulitzer Inc. is the successor to the company originally founded by Joseph Pulitzer in St. Louis in 1878.

Financial Highlights

Years Ended December 31	*2001*	*2000*	*% Change*
(In thousands, except per-share data)			
Operating Results[1]			
Operating Revenues	$ 413,506	$ 397,159	+4.1
Operating Income	43,391	60,390	-28.1
Operating Cash Flow[2]	83,899	92,375	-9.2
After-Tax Cash Flow[3]	52,794	66,583	-20.7
Income From Continuing Operations	12,286	34,598	-64.5
Financial Position			
Working Capital	$ 221,002	$ 218,619	+1.1
Total Assets	1,288,783	1,282,873	+0.5
Cash and Marketable Securities	193,739	194,313	-0.3
Long-Term Debt	306,000	306,000	—
Stockholders' Equity	797,237	799,701	-0.3
Share Data[1]			
Basic Earnings Per Share:			
Income From Continuing Operations	$ 0.58	$ 1.59	-63.5
Average Shares Outstanding	21,192	21,757	-2.6
Diluted Earnings Per Share:			
Income From Continuing Operations	$ 0.58	$ 1.59	-63.5
Average Shares Outstanding	21,364	21,786	-1.9
Dividends Paid Per Share	$ 0.68	$ 0.64	+6.3
Operating Margins[4]			
Operating Income to Revenues	10.5%	17.6%	
Operating Cash Flow to Revenues	20.3%	25.6%	

[1] Reflects the continuing operations of the Company, which include newspaper publishing and related new media businesses.

[2] Operating income plus depreciation and amortization.

[3] Income from continuing operations plus depreciation and amortization.

[4] Operating margins stated with St. Louis Agency adjustment added back to operating income for 2000 results.

To Our Stockholders:



ROBERT C. WOODWORTH
MICHAEL E. PULITZER

During 2001, your Company performed well in very difficult circumstances.

In a challenging environment, we effectively balanced the need to stay the course in executing our long-term growth strategies with the imperative of reducing costs. As a result, we coupled significant progress toward our strategic objectives with increased operating efficiency.

Our primary role is to deliver news, information, and advertising that our readers find trustworthy and compelling and that create value for our advertisers. While there is much to do, during 2001 your Company provided consistent and valuable news coverage of national and local issues that affected the lives of those living in our communities while delivering results for our advertisers. In particular, we began to see clear benefits from our purchase of the Suburban Journals, including the ability to sell a combined St. Louis package to national advertisers. Each of these actions was important to our results in 2001 and will have a positive impact in the future.

Financial Performance

For 2001, revenue from continuing operations increased by 4.1 percent to $414 million, principally on the strength of strategic acquisitions within our St. Louis and Pulitzer Newspapers, Inc. (PNI) operating groups. Continuing operating revenues, excluding the impact of acquisitions and the 53rd week present in fiscal 2000, declined by 3.4 percent to $373 million, primarily reflecting softness in help-wanted classified advertising in our major markets. On the same basis, comparable advertising revenue declined 4.9 percent from 2000. These declines were less than those for the industry as a whole.

The revenue declines in our major markets led to lower operating profits and operating cash flow. For 2001, operating cash flow from continuing operations — or earnings before interest, taxes, depreciation, and amortization — was $84 million, compared with $92 million in the previous year.

Earnings per share from continuing operations declined to $0.58 per diluted share from $1.59 in 2000. When adjusted to remove certain items from both periods, our "base" earnings per diluted share declined to $0.75 from $1.65 in 2000, as detailed in the following table.

	2001	*2000*
Earnings per diluted share from continuing operations	$0.58	$1.59
Effect of 53rd week present in fiscal 2000 but not in fiscal 2001	—	(0.04)
Net realized and unrealized losses from nonoperating investments	0.11	0.06
Costs incurred to vacate those staff positions that we will not fill	0.06	0.04
Base earnings per diluted share	$0.75	$1.65

We ended the year in strong financial position, with $194 million in unrestricted cash and liquid assets and $306 million in debt. Late in 2001, we took action to make our capital structure more responsive to our business environment by converting a portion of our interest expense from a fixed to floating basis.

Operations Overview

Our news coverage brought a sharpened focus on stories that affected our readers' lives. In St. Louis, *Post-Dispatch* coverage of the events surrounding September 11 was first-rate, with reporters breaking stories on subjects ranging from anthrax and Afghan refugees to the EPA's refusal to disclose dangerous air pollutants around the World Trade Center site. The *Post-Dispatch* has been a leader in reporting on the growing national scandal regarding sexual abuse by clergy. Among honors to staff, *Post-Dispatch* Deputy Editorial Page Editor William Freivogel was one of three finalists for the 2002 Pulitzer Prize for editorial writing. At the same time, we continue to provide the local news that our readers demand.

Each of our PNI newspapers also provided memorable coverage of the events of September 11, and most published extra editions to offer extended coverage of the events to their communities. Notable, too, was the *Arizona Daily Sun* series "The Blind See Here," which followed a team of local eye surgeons to witness the restoration of sight to poor children in Mexico.

In Tucson, the *Arizona Daily Star* won first place for General News Excellence in the prestigious Arizona Newspapers Association Better Newspapers contest. The 2.7 percent increase in Tucson's daily circulation reflects the significant improvements that our editorial team, under the leadership of Jane Amari, has produced over the past two years.

As we implement our growth strategies, we are leveraging expanded sales forces in St. Louis and at our PNI operations to improve our share of local advertising revenue. At PNI, we increased our consolidated share of local advertising revenue from 38 percent in 1999 to nearly 44 percent, with 1.1 percentage points of that gain from internal initiatives and the balance from acquisitions. Significantly, PNI grew the number of active advertisers by 6 percent in 2001 despite challenging economic conditions. We also expanded our footprint in several PNI markets through selective acquisitions of weekly and controlled distribution products.

In St. Louis, our heightened emphasis on local retail territories allowed us to increase local retail revenues by 6 percent, even in the difficult advertising environment of 2001. We will expand our efforts in this regard during 2002, with particular focus on the St. Louis and Tucson markets. Also in St. Louis, we continued to purchase both home-delivery and single-copy routes, and we have increased circulation on the routes we have owned for more than 90 days.

We have built the leading local Internet site in each of our markets, creating strong platforms from which to drive revenues by offering advertisers a package that includes both print and online options. Our PNI e-media operations are profitable, with 1.5 million average weekly page views in December. Our St. Louis community portal, *STLtoday.com*, with 3.2 million page views per week, is the leading local site among St. Louis Internet users, providing comprehensive content from the *Post-Dispatch* and Suburban Journals as well as other sources. In Tucson, we have repositioned *azstarnet.com* as the regional portal and launched a separate daily newspaper site called *dailystar.com*. We also have partnered with AOL, Yahoo!, MSNBC, and Desktop News to gain additional distribution. Having built attractive audience share, we are committed to moving all Internet operations toward profitability, an area to which we will give increased focus in 2002.

Finally, we responded to the difficult conditions of 2001 with a strengthened emphasis on aligning costs with revenues and were able to reduce our combined work force by 3.9 percent as our talented staffs worked more efficiently. In St. Louis, we broke ground on an expanded production facility for the *Post-Dispatch* which, when completed in the fall of 2002, will enable us to consolidate into a single site the production activities now conducted at three facilities.

Looking Ahead

Pulitzer is attractively positioned in two major markets, St. Louis and Tucson, and the 12 PNI markets. Each group has opportunities that will contribute meaningfully to Pulitzer in the future. We remain focused editorially and operationally on the unique needs and potential of each market in which we operate.

While Pulitzer will benefit from any economic recovery, we expect our 2002 operating results and earnings per diluted share from continuing operations to increase even if operating revenues remain at current levels. This view reflects our confidence in the value of operating efficiencies initiated in 2001 and to be initiated in 2002. Further, reflecting the changes in SFAS 141 and 142, the financial reporting rules governing the recognition and amortization of intangible assets, Pulitzer will not recognize amortization expense in 2002 that had reduced 2001 earnings from continuing operations per diluted share by $0.69. We do not anticipate the need to recognize any impairment in the carrying value of our intangible assets when we implement SFAS 142 in 2002.

The board of directors demonstrated its confidence in near-term operating improvement by approving a 3 percent increase in our quarterly dividend in January 2002.

Our management team is strong and dedicated to our plan. Our publishers operate with a clear sense of local and corporate objectives and the autonomy to achieve those objectives. Our employees are our most important asset, and they continually demonstrate their commitment to increased productivity and impressive news coverage of interest to our communities. We have given our employees the opportunity to make decisions, and their response has exceeded our expectations. In a very real sense, Pulitzer's progress in 2001 was a result of their achievements.

Michael E. Pulitzer
Chairman

Robert C. Woodworth
President and Chief Executive Officer

St. Louis Properties

Operating Revenue: $300 million

St. Louis Post-Dispatch

Terrance Egger, Publisher

Circulation:[1] 292,777 (Monday – Saturday) 474,638 (Sunday) **Web site:** *http://home.post-dispatch.com*

Suburban Journals of Greater St. Louis

Joe Pepe, President

Distribution: 703,000 (Wednesday) 512,000 (Sunday) **Web site:** *www.yourjournal.com*

STLtoday.com

Terrie Robbins, General Manager

Page views: 3.2 million per week

Pulitzer Newspapers, Inc.

Operating Revenue: $114 million

Mark G. Contreras, Senior Vice President

Combined average paid circulation:[1] 184,549 (daily) 181,636 (Sunday) **Weekly distribution:** 161,282

The Pantagraph
Henry Bird, Publisher
Bloomington, Illinois
www.pantagraph.com

The Daily Herald
Kirk Parkinson, Publisher
Provo, Utah
www.harktheherald.com

The Napa Valley Register
Mario van Dongen, Publisher
Napa Valley, California
www.napanews.com

Santa Maria Times
Dick Anderson, Publisher
Santa Maria, California
www.santamaria.townnews.com

The World
Greg Stevens, Publisher
Coos Bay, Oregon
www.theworldlink.com

The Sentinel
Mark Daniel, Publisher
Hanford, California
www.hanford.townnews.com

Arizona Daily Sun
Roy W. Callaway, Publisher
Flagstaff, Arizona
www.azdailysun.com

Daily Chronicle
Christopher P. Doyle, Publisher
DeKalb, Illinois
www.dekalb-chronicle.com

Daily Journal
Don Rowley, Publisher
Park Hills, Missouri
www.mydjconnection.com

The Garden Island
Cynthia A. Schur, Publisher
Lihue, Hawaii
www.kauaiworld.com

The Lompoc Record
Dick Anderson, Publisher
Lompoc, California
www.lompocrecord.com

The Daily News
Jacqueline Clapper, Operations Manager
Rhinelander, Wisconsin
www.rhinelanderdailynews.com

Tucson Properties

Operating Revenue: $53 million[2]

Arizona Daily Star

Jane Amari, Publisher and Executive Editor

Circulation:[1] 139,207 (*Star/Citizen*, daily) 171,603 (*Star*, Sunday) **Web sites:** *www.azstarnet.com* *www.dailystar.com*

[1] Circulation amounts represent year-to-date averages (unaudited) for the current ABC annual audit periods ending September 30 and December 31 for the *St. Louis Post-Dispatch* and the *Arizona Daily Star/Tucson Citizen*, respectively. PNI amounts represent combined year-to-date averages for recurring operations for the annual periods ending December 31.

[2] This figure represents Pulitzer Inc.'s 50 percent share of combined revenue for the *Arizona Daily Star* and the *Tucson Citizen*.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the fiscal year ended December 30, 2001 or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-9329

PULITZER INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	43-1819711 (I.R.S. Employer Identification Number)

900 North Tucker Boulevard,
St. Louis, Missouri 63101
(Address of principal executive offices)

(314) 340-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.01 per share — New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes √ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $483,177,952 as of the close of business on March 18, 2002.

The number of shares of Common Stock, $.01 par value, outstanding as of March 18, 2002 was 9,286,717.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its Annual Meeting of Stockholders to be held on May 14, 2002 are incorporated by reference into Part III of this Report.

The registrant's fiscal year ends on the last Sunday of December in each year. For ease of presentation, the registrant has used December 31 as the fiscal year-end in this Annual Report. The actual fiscal year-end dates for all periods presented herein are: December 30, 2001; December 31, 2000; December 26, 1999; December 27, 1998; and December 28, 1997.

ITEM 1. BUSINESS.

Introduction

Pulitzer Inc. (the "Company") is a newspaper publishing company with related Internet operations in 14 markets, the largest of which is St. Louis, Missouri. For fiscal 2001, the Company's St. Louis operations contributed over 64 percent of total revenue including revenue associated with the Company's operations in Tucson, Arizona.

Pulitzer Inc. is the successor to the company founded by the first Joseph Pulitzer in 1878 to publish the original *St. Louis Post-Dispatch* (the *"Post-Dispatch"*). The Company and its predecessors have operated continuously since 1878 under the direction of the Pulitzer family. Michael E. Pulitzer, a grandson of the founder, currently serves as Chairman of the Board of the Company.

The Company is engaged in newspaper publishing and related "new media" businesses. Its newspaper businesses include operations in St. Louis, Missouri, where the Company publishes the *Post-Dispatch,* the only major daily newspaper serving the greater St. Louis metropolitan area, and in Tucson, Arizona, where the Company publishes the *Arizona Daily Star* (the *"Star"*). In Tucson, the Company shares, on an equal basis, the combined results of the *Star* and the *Tucson Citizen,* published by Gannett. Both daily newspapers have weekly "total market coverage" sections that provide advertisers with market saturation, and both offer alternative delivery systems that provide advertisers with either targeted or total market coverage.

The Company owns and operates electronic news, information and communication websites in each of its markets, including STLtoday.com, the preeminent local Internet site in St. Louis, and, in partnership with Gannett, azstarnet.com, one of Tucson's leading local Internet sites.

As a result of the May 1, 2000 transaction that created the St. Louis Post-Dispatch LLC ("PD LLC"), the Company controls and manages the *Post-Dispatch* and holds a 95 percent interest in the results of its operations. Prior to May 1, 2000, the Company shared the operating profits and losses of the *Post-Dispatch* on a 50-50 basis with The Herald Company, Inc. ("Herald"). See "— Agency Agreements".

The Company was capitalized on March 18, 1999 with approximately $550 million in cash and all the other assets of Pulitzer Publishing Company ("Old Pulitzer") (other than broadcasting assets) as a result of the Spin-off (as defined below) and is now operating the principal newspaper publishing and related "new media" businesses formerly operated by Old Pulitzer and certain other newspapers acquired since the Broadcast Transaction (as defined below). The Company was organized as a corporation in 1998 and, prior to the Spin-off, was a wholly-owned subsidiary of Old Pulitzer. Prior to the Broadcast Transaction, Old Pulitzer was engaged in newspaper publishing and television and radio broadcasting.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998 (the "Merger Agreement"), by and among Old Pulitzer, the Company and Hearst-Argyle Television, Inc. ("Hearst-Argyle") on March 18, 1999, Hearst-Argyle acquired, through the merger (the "Merger") of Old Pulitzer with and into Hearst-Argyle, Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. Old Pulitzer's Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly-owned subsidiaries. Prior to the Merger, Old Pulitzer's newspaper publishing and related new media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

Old Pulitzer's historical basis in its newspaper publishing and related new media assets and liabilities has been carried over to the Company. The Broadcast Transaction represents a reverse-spin transaction and, accordingly, the Company's results of operations for periods prior to the consummation of the Broadcast Transaction are identical to the historical results previously reported by Old Pulitzer. The results of the Broadcasting Business owned by Old Pulitzer prior to the Merger are reported as discontinued operations in the financial statements included in Item 8 of this Annual Report on Form 10-K.

In addition to its two metropolitan dailies, the Company's wholly-owned subsidiary, Pulitzer Newspapers, Inc. ("PNI"), publishes 12 dailies that serve markets in the Midwest, Southwest and West, as well as a number of weekly and bi-weekly publications (the "PNI Group"). In January of 2000, the PNI Group acquired, in an asset purchase, its largest newspaper, *The Pantagraph,* that serves the central Illinois cities of Bloomington and Normal. The PNI Group's 12 daily newspapers have a combined average daily circulation of approximately 191,000.

In January of 2001, the Company, through its PNI Group, acquired, in an asset purchase, *The Lompoc Record,* a daily newspaper located in Lompoc, California. In addition, during the second half of 2000 and the first nine months of 2001, the PNI Group acquired several weekly newspapers (in separate transactions) that complement its daily newspapers in several markets. These acquisitions are collectively referred to as the "PNI Acquisitions." Also, in 2001, PNI sold its daily newspaper located in Troy, Ohio and its weekly newspaper property in Petaluma, California (the "Sale Transactions"). The operating results of the newspapers divested in the Sale Transaction are presented as discontinued operations in the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

In addition to the Post-Dispatch, the Company's St. Louis newspaper operations include the Suburban Journals of Greater St. Louis (the "Suburban Journals"), acquired in August of 2000. The Suburban Journals are a group of 37 weekly papers and various niche publications that focus on providing local news and editorial content to the communities that they serve and have a combined average weekly distribution of approximately 1,343,000.

The PD LLC transaction, the *Pantagraph* acquisition and the Suburban Journals acquisition are collectively referred to as the "Newspaper Transactions."

The Company's revenues are derived primarily from advertising and circulation, which have averaged approximately 98 percent of total revenue over the last five years. Advertising rates and rate structures and resulting revenues vary among publications based, among other things, on circulation, type of advertising, local market conditions and competition. The following table sets forth certain historical financial information regarding the Company's continuing operations for the periods and at the dates indicated. The operating revenue and income balances presented below exclude discontinued operations.

	Years Ended December 31,				
	2001	2000(1)	1999	1998	1997
	(In thousands)				
Operating revenues:					
Advertising:					
Retail	$ 118,189	$ 110,289	$ 89,030	$ 89,767	$ 87,486
National	26,049	23,216	15,965	10,997	9,356
Classified	130,048	133,043	109,966	100,179	93,300
Total	274,286	266,548	214,961	200,943	190,142
Preprints	47,679	42,388	31,673	31,149	30,748
Total advertising	321,965	308,936	246,634	232,092	220,890
Circulation	81,200	80,517	73,748	76,166	75,360
Other	10,341	7,706	3,874	3,503	2,659
Total operating revenues	$ 413,506	$ 397,159	$324,256	$311,761	$298,909
Operating income:					
Operations	$ 43,391	$ 69,753	$ 69,807	$ 63,115	$ 61,181
Stock option cash-outs and Bonuses(2)			(26,685)		
St. Louis Agency adjustment(3)		(9,363)	(25,029)	(20,729)	(19,450)
Total	$ 43,391	$ 60,390	$ 18,093	$ 42,386	$ 41,731
Depreciation and amortization	$ 40,508	$ 31,985	$ 15,462	$ 13,359	$ 12,469
Operating margins(4)	10.5%	17.6%	21.5%	20.2%	20.5%
Assets (continuing and discontinued)	$1,288,783	$1,282,873	$979,625	$546,393	$464,311

(1) In 2000, the Company completed the Newspaper Transactions. In addition, the year ended December 31, 2000 includes an extra week of operations resulting from a 53-week year. All other years presented include 52 weeks of operations.

(2) In 1999, Old Pulitzer recorded expense of $26.7 million representing the cost of stock option cash-outs and bonuses paid to publishing employees in connection with the Broadcast Transaction.

(3) See "Agency Agreements" for additional information on the St. Louis Agency adjustment.

(4) Operating margins represent operating income compared to operating revenues. Operating income used in margin calculations excludes the St. Louis Agency adjustment (see "Agency Agreements.") and stock option cash-outs and bonuses (both of which are recorded as operating expenses for financial reporting purposes).

Operating Strategy

The Company's long-term operating strategy is to maximize each newspaper property's growth and profitability at each of its operations through maintenance of editorial excellence, leadership in locally responsive news, and prudent control of costs. Management believes that editorial excellence and leadership in locally responsive news will, over the long-term, allow the Company to maximize its share of audience and advertising revenue in each of its respective markets. In addition, providing a portfolio of products designed to serve each property's broader market area as well as niche audiences, and including both print and new media delivery, is considered a key to maintaining and strengthening the Company's local market franchises. Experienced local managers implement the Company's strategy in each market, with centralized management providing oversight and guidance in all areas of planning and operations.

The Company is focused on increasing its share of the advertising placed by local and regional retailers in each of its markets. The Company believes that this strategy will produce a substantial growth element to its revenue base while enhancing the value of its products with local advertisers.

The Company has developed "new media" operations that are designed to enhance, complement and add value to its traditional newspaper publishing businesses by providing consumer and advertiser services through electronic dissemination of information via the Internet. At the center of the Company's Internet strategy are the websites developed in conjunction with the Company's newspaper properties. Each of the websites takes full advantage of the newspapers' extensive knowledge about the communities they serve, strong advertiser and newspaper reader relationships and substantial marketing expertise to produce in-depth, relevant, and locally focused online publications. The Company's objective in these operations is to attract a wider audience to generate revenues in support of its publishing franchises.

The Company complements its internal growth strategies with a disciplined and opportunistic acquisition strategy that is focused on acquiring publishing properties that the Company believes are a good fit with its operating strategy, possess attractive growth potential, generate strong cash flows and will offer an attractive return on investment. Management believes generally that the Company's reputation, financial position, cash flow and conservative capital structure, among other factors, will assist the Company in pursuing acquisitions.

The Company believes that cost controls are an important tool in the management of media properties that are subject to significant fluctuations in advertising volume. The Company believes that prudent control of costs will permit it to respond quickly when positive operating conditions offer opportunities to expand market share and profitability and, alternatively, when deteriorating operating conditions require cost reductions to protect profitability. The Company's disciplined budgeting process is one of the key elements in controlling costs. The Company employs production technology in all of its media operations in order to minimize production costs and produce an attractive and timely news product for its readers.

The Company's operations are geographically diverse, placing the Company in the Midwest, Southwest and Western regions of the United States. Due to the close relationship between economic activity and advertising volume, the Company believes that geographic diversity will provide the Company with valuable protection from regional economic variances.

Combined St. Louis Operations

The Company serves the greater St. Louis metropolitan area with the daily *Post-Dispatch* and, as of August 10, 2000, the Suburban Journals' weekly newspapers, as well as with its STLtoday.com and news and information Internet websites. St. Louis is currently the 18th largest metropolitan statistical area in the United

States with a population of approximately 2.6 million. The following table sets forth the operating revenues from continuing operations of the Company's combined St. Louis operations for the past five years.

	Years Ended December 31,				
	2001	2000(1)	1999	1998	1997
Operating revenues (in thousands):					
Advertising(2)	$235,809	$225,137	$190,652	$179,341	$170,973
Circulation	60,225	60,555	60,759	63,208	63,216
Other	3,742	3,761	1,539	1,033	448
Total	$299,776	$289,453	$252,950	$243,582	$234,637

(1) On August 10, 2000, the Company acquired the Suburban Journals. In addition, the year ended December 31, 2000 includes an extra week of operations resulting from a 53-week fiscal year. All other years presented include 52 weeks of operations.

(2) Advertising includes revenues from preprinted inserts.

St. Louis Post-Dispatch

Founded in 1878 by the first Joseph Pulitzer, the *Post-Dispatch* has a long history of reporting and editorial excellence and innovation in newspaper publishing under the direction of the Pulitzer family. The *Post-Dispatch* is a morning daily and Sunday newspaper serving primarily the greater St. Louis metropolitan area.

As a result of the PD LLC transaction on May 1, 2000, the Company holds a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Prior to May 1, 2000, under the terms of the St. Louis Agency Agreement, which had governed the operations of the *Post-Dispatch* since 1961, the Company and Herald generally shared the *Post-Dispatch*'s operating profits and losses, as well as its capital expenditures, on a 50-50 basis. See "— Agency Agreements."

The following table sets forth for the past five years certain circulation and advertising information for the *Post-Dispatch*.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Post-Dispatch:					
Circulation(1):					
Daily	292,777	300,920	307,375	324,059	319,887
Sunday	474,638	487,080	509,110	520,635	530,442
Advertising linage (in thousands of inches):					
Retail	670	728	774	832	841
General	210	204	152	102	91
Classified	1,142	1,135	1,082	1,004	1,003
Total	2,022	2,067	2,008	1,938	1,935
Part run(2)	719	834	836	571	607
Total inches	2,741	2,901	2,844	2,509	2,542

(1) Amounts for 2001 are based on internal records of the Company for the twelve-month period ended September 30. Amounts for prior years are based on ABC Audit Reports for the twelve-month periods ended September 30.

(2) Part run inches represent advertisements that are published in selected copies (i.e., less than the full press run) of a daily edition of the newspaper to specifically target certain geographic locations. The

advertisements typically appear in a special news and advertising section designed specifically for the targeted geographic locations.

The *Post-Dispatch* has consistently been a leader in technological innovation in the newspaper industry. The Company's commitment to the ongoing enhancement of its operating systems has enabled the *Post-Dispatch* to offer a continually improving product to both readers and advertisers while also realizing substantial savings in labor cost. The Company believes the *Post-Dispatch* has adequate facilities to sustain up to at least a 35 percent increase in daily circulation without incurring significant capital expenditures.

The *Post-Dispatch* is distributed primarily through independent home delivery carriers and single copy dealers. Home delivery accounted for approximately 80 percent of circulation for the daily *Post-Dispatch* and approximately 59 percent of circulation for the Sunday edition during 2001. In order to build a stronger, more direct relationship with readers of the *Post-Dispatch,* PD LLC has purchased a number of circulation routes from independent carriers and dealers over the past two years and it may continue to purchase additional routes from time to time in the future. As of December 31, 2001, PD LLC owned circulation routes covering more than 63 percent of the *Post-Dispatch*'s home delivery distribution.

Suburban Journals of Greater St. Louis

With the addition of the Suburban Journals in August of 2000, the Company's St. Louis newspaper operations now include a group of 37 weekly papers and various niche publications that provide comprehensive community-oriented local news packages to the communities that they serve. The publications primarily represent controlled-distribution newspapers and, depending on the community served, are published once, twice or three times per week. In December 2001, the Suburban Journals had a combined average weekly distribution of approximately 1.3 million, delivered by independent carriers to homes and outlets.

The Suburban Journals' newspapers are organized by geographic area into nine publication groups throughout the St. Louis metropolitan area. Each group has a news and advertising staff based in its local community that is managed by a local publisher. The groups are supported by centralized production facilities, distribution systems and administrative services. In addition, a centralized advertising department provides sales support for classified, national and major/regional advertisers that wish to target readers across several publication groups.

St. Louis Internet Operations

The Company's STLtoday.com *(www.STLtoday.com)* and other local affiliated websites provide the St. Louis metropolitan area with comprehensive news, business, sports, entertainment and neighborhood information. The sites also feature enhanced online advertiser services in the three major classified advertising categories — autos, real estate and jobs. In addition, the websites offer St. Louis at Work — a regional workforce initiative which brings together a public-private partnership to attract, train and retain a multi-skilled talent pool for the metro area. As a part of the initiative, *stlouisatwork.com* was created to become the online career destination for regional employers and job candidates. The following table sets forth some key statistics for the combined St. Louis websites for the periods indicated.

	Fourth Quarter		
	2001	2000	% Change
	(In thousands)		
Combined St. Louis websites:			
Average page views per day(1)	444.2	385.7	15.2%
Average sessions per day(2)	128.8	121.5	6.0%

(1) A "page view" occurs when a web server provides a web page to a website visitor.

(2) A "session" is a collection of "page views" seen by a particular visitor at one time.

ITEM 1. BUSINESS — Continued

Tucson Operations

Founded in 1877, the *Star* is published in Tucson, Arizona, by the Company's wholly-owned subsidiary, Star Publishing Company ("Star Publishing"). The *Star,* a morning and Sunday newspaper, and the *Tucson Citizen* (the *"Citizen"*), an afternoon newspaper owned by Gannett Co., Inc. ("Gannett"), are southern Arizona's leading dailies. The *Star* and the *Citizen* are published through an agency operation (the "Tucson Agency") pursuant to an Agency Agreement, dated March 28, 1940, as amended and restated (the "Tucson Agency Agreement"), and in 2001 had a combined weekday circulation of approximately 139,000 and a Sunday circulation of 172,000 delivered by independent carriers to homes and single copy outlets. Tucson is currently the 58th largest metropolitan statistical area in the United States with a population of approximately 844,000.

The Tucson Agency operates through TNI Partners, an agency partnership that is owned half by the Company and half by Gannett. TNI Partners is responsible for all aspects of the business of the two newspapers other than editorial opinion and gathering and reporting news. Net income or net loss of TNI Partners is allocated equally to the *Star* and the *Citizen.* The Company reports its 50 percent share of TNI Partners' operating results as a single component of operating income in its consolidated statement of income.

As a result of the Tucson Agency, the financial performance of Star Publishing is directly affected by the operations and performance of both the *Star* and the *Citizen.*

The following table sets forth certain information concerning circulation and combined advertising linage of the *Star* and the *Citizen* and operating revenues of TNI Partners for the past five years.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Circulation (1):					
Star daily	101,119	98,469	97,644	96,142	96,101
Citizen daily	38,088	39,543	40,599	42,444	44,009
Star Sunday	171,603	171,726	173,071	174,173	175,659
Combined advertising linage (in thousands of inches):					
Full run (all zones) Retail	1,571	1,713	1,703	1,581	1,587
General	89	97	83	81	51
Classified	1,618	2,033	2,068	1,852	1,713
Total	3,278	3,843	3,854	3,514	3,351
Part run(2)	207	256	303	314	264
Total inches	3,485	4,099	4,157	3,828	3,615
100% of TNI Partners operating revenues (in thousands):					
Advertising	$ 82,732	$ 93,560	$ 87,550	$ 84,550	$ 80,408
Circulation	22,220	22,786	22,234	21,856	22,046
Other	2,286	4,804	4,642	3,956	3,620
Total	$107,238	$121,150	$114,426	$110,362	$106,074

(1) Amounts for 2001 are based on the internal records of the Company. Amounts for prior years are based on ABC Audit Reports for the 52-week period ended December 31.

(2) Part run inches represent advertisements that are published in selected copies (i.e., less than the full press run) of a daily edition of the newspaper to specifically target certain geographic locations. The advertisements typically appear in a special news and advertising section designed specifically for the targeted geographic locations.

The *Star* and the *Citizen* are printed at TNI Partners' modern, computerized facility equipped with two, eight-unit Metro offset presses. The writing, editing and composing functions have been computerized, increasing efficiency and reducing workforce requirements.

"Starnet", Star Publishing's website on the Internet *(www.azstarnet.com)*, serves the Tucson metropolitan area with local news, sports and entertainment content and enhanced online advertiser services featuring the three major classified advertising categories — automotive, real estate and help wanted. In addition, Starnet also serves as a city portal, providing community information and acting as a community center and marketplace, enabling businesses and individuals to build relationships with each other and the *Star*. Starnet generates revenue from online advertising and from service and transaction fees, all of which are included in TNI Partners' other operating revenue.

The following table sets forth some key statistics for Starnet for the periods indicated.

	Fourth Quarter		
	2001	2000	% Change
	(In thousands)		
azstarnet.com:			
Average page views per day(1)	189	146	29.5%
Average sessions per day(2)	40	41	(2.4)%

(1) A "page view" occurs when a web server provides a web page to a web-site visitor.

(2) A "session" is a collection of "page views" seen by a particular visitor at one time.

Pulitzer Newspapers, Inc.

The PNI Group publishes 12 dailies that serve markets in the Midwest, Southwest and Western regions of the United States, as well as a number of weekly and bi-weekly publications. The PNI Group's daily newspapers publish morning or afternoon editions during the week and, generally, morning editions on the weekend. Home delivery through independent contract carriers accounts for a significant portion of each newspaper's circulation. The 12 daily newspapers in the PNI Group, ranked in order of daily circulation based on ABC Publisher's Statements for the six-month period ended September 30, 2001 (except where noted), are:

		Circulation	
		Daily	Sunday
The Pantagraph	Bloomington, Illinois	47,509	51,854
The Daily Herald	Provo, Utah	30,547	31,270
The Napa Valley Register	Napa, California	18,404	19,026
Santa Maria Times	Santa Maria, California	17,967	19,854
The World	Coos Bay, Oregon	13,835	15,516
The Sentinel	Hanford, California	13,098	12,955
Arizona Daily Sun	Flagstaff, Arizona	11,598	13,623
Daily Chronicle	DeKalb, Illinois	8,949	10,121
Daily Journal	Park Hills, Missouri	8,828	8,668
The Garden Island	Lihue, Hawaii	8,066	9,281
The Lompoc Record	Lompoc, California	7,835	8,132
The Daily News	Rhinelander, Wisconsin(1)	4,461	5,091

(1) Amounts are based on the internal records of the Company.

In addition, the PNI Group also publishes more than 30 weekly newspapers and various niche publications associated with its dailies. These include weekly newspaper groups operated in conjunction with substantially all PNI properties.

Collectively, the markets served by the PNI Group exceed U.S. averages in such key measures as annual population and household growth rates, and average retail spending per household. Further, these markets, which are often not served by major metropolitan media, tend to be characterized by less media competition, which gives the Company an opportunity to sustain and expand market share. A strong focus on local reporting and editorial excellence is considered a key to long-term success in these markets.

The following table sets forth the operating revenues from continuing operations of the PNI Group for the past five years.

	Years Ended December 31,				
	2001	2000(1)	1999	1998	1997
	(In thousands)				
Operating revenues:					
Advertising	$ 86,156	$ 83,799	$55,982	$52,751	$49,917
Circulation	20,975	19,962	12,989	12,958	12,144
Other	6,599	3,945	2,335	2,470	2,211
Total	$113,730	$107,706	$71,306	$68,179	$64,272

(1) In January of 2000, the Company acquired *The Pantagraph.* In addition, the year ended December 31, 2000 includes an extra week of operations resulting from a 53-week year. All other years presented include 52 weeks of operations.

Acquisition Strategy

One of the Company's primary growth strategies has been a disciplined and opportunistic acquisition program. In evaluating acquisition opportunities, the Company generally requires that candidates: (i) be in businesses related to the Company's core publishing competencies; (ii) have strong cash flows; (iii) possess good growth or economic characteristics and, where possible, offer a clustering opportunity with respect to present or future properties; (iv) provide an opportunity for its disciplined management approach to add value; and (v) offer an attractive return on investment.

Agency Agreements

Newspapers in 12 cities operate under joint operating or agency agreements. Agency agreements generally allow newspapers operating in the same market to share certain printing and other facilities and to pool certain revenues and expenses in order to decrease aggregate expenses and thereby allow the continuing operation of multiple newspapers in the same market. The Newspaper Preservation Act of 1970 permits joint operating agreements between newspapers under certain circumstances without violation of the Federal antitrust laws.

St. Louis Agency. As a result of the May 1, 2000 PD LLC transaction, the Company holds a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Prior to May 1, 2000, under the terms of the St. Louis Agency Agreement, which had governed the operations of the *Post-Dispatch* since 1961, the Company and Herald generally shared the *Post-Dispatch's* operating profits and losses, as well as its capital expenditures, on a 50-50 basis. Under the St. Louis Agency Agreement, for fiscal 2000 (for operating results through April 30, 2000), 1999, 1998 and 1997 the Company paid Herald $9,363,000, $25,029,000, $20,729,000 and $19,450,000, respectively, for Herald's share of the operating income of the St. Louis Agency.

Tucson Agency. The Tucson Agency Agreement has, since 1940, governed the joint operations of the *Star* and *Citizen.* TNI Partners, as agent for the Company and Gannett, is responsible for advertising and circulation, printing and delivery and collection of all revenues of the *Star* and the *Citizen.* The Board of Directors of TNI Partners presently consists of three directors chosen by the Company and three chosen by Gannett. Budgetary, personnel and other non-news and editorial policy matters, such as advertising and circulation policies and rates or prices, are determined by the Board of Directors of TNI Partners. Each newspaper is responsible for its own news and editorial content. Revenues and expenses are recorded by TNI Partners, and the resulting profit is generally split 50-50 between the Company and Gannett. The Company reports its 50 percent share of TNI Partners' operating results as a single component of operating income in its consolidated statement of income. Both partners have certain administrative costs that are borne separately. As a result of the Tucson Agency, the *Star* and the *Citizen* benefit from increases and can be adversely affected by decreases in each other's circulation.

The Tucson Agency Agreement runs through June 1, 2015, and contains renewal provisions for successive periods of 25 years each.

Competition

The Company's publications compete for readership and advertising revenues in varying degrees with other metropolitan, suburban, neighborhood and national newspapers and other publications as well as with television, radio, cable, Internet, online services and other new media technologies, direct mail, yellow page directories, billboards and other news and advertising media. Competition for advertising is based upon circulation levels, readership demographics, price and advertiser results. Competition for circulation is generally based upon the content, journalistic quality and price of the publication. In St. Louis and its surrounding suburban communities, the Company's print competition for circulation and advertising revenues includes paid suburban daily newspapers, independently owned community newspapers and shoppers, yellow pages, and direct mail advertisers. These community newspapers and shoppers and direct mail companies target selected geographic markets throughout the St. Louis metropolitan area.

Due to the agency relationship existing in Tucson, the *Star* and the *Citizen* cannot be viewed as competitors for advertising or circulation revenues. The *Star* and the *Citizen* compete primarily against other media and against Phoenix-area and suburban, neighborhood and national newspapers and other publications.

Raw Materials

The primary raw material used in the Company's operations is newsprint, representing 14.5 to 18.9 percent of operating expenses over the last five years. For 2001, the Company's annual newsprint cost, including its 50 percent share related to the operations of TNI Partners, reflected consumption of approximately 109,000 metric tons. Based on the Company's current level of newspaper operations, expected annual newsprint consumption for 2002 is estimated to be in the range of 110,000 metric tons. Historically, newsprint has been subject to significant price fluctuations from year to year, unrelated in many cases to general economic conditions. In the last five years, the Company's average annual cost per ton of newsprint has varied from its peak price by approximately 25 percent. For every one-dollar change in the Company's average annual cost per metric ton of newsprint, pre-tax income would change by approximately $110,000, assuming annual newsprint consumption of 110,000 metric tons. The Company attempts to obtain the best price available by combining newsprint purchases for its different newspaper locations with those of other newspaper publishing companies. The Company considers its relationship with newsprint producers to be good. The Company does not enter into derivative contracts for newsprint.

Employees

At December 31, 2001, the Company had approximately 4,000 full-time equivalent employees working at its operations, including TNI Partners. At the *Post-Dispatch* in St. Louis, a majority of the approximately 1,200 full-time employees is represented by unions. The Company considers its relationship with its employees to be good.

The *Post-Dispatch* has contracts with substantially all of its production unions, with expiration dates ranging from March 2002 through February 2010. In addition, the *Post-Dispatch* has a multi-year contract with the St. Louis Newspaper Guild, covering newsroom, sales, and certain administrative employees, that expires in January 2003. All of the *Post-Dispatch's* labor contracts contain no strike provisions.

TNI Partners' contract with Tucson Graphic Communications Union Local No. 212, covering certain pressroom employees, expires on May 31, 2002. In each of the last several years, this contract has been renegotiated for a one-year term.

ITEM 2. PROPERTIES

The corporate headquarters of the Company is located at 900 North Tucker Boulevard, St. Louis, Missouri. The general character, location and approximate size of the principal physical properties used by the Company for its newspaper publishing and related new media businesses at December 31, 2001 are set forth below. Leases on the properties indicated as leased by the Company expire at various dates through June, 2007.

The Company believes that all of its owned and leased properties used in connection with its operating activities are in good condition, well maintained and generally adequate for its current and immediately foreseeable operating needs. However, to consolidate production facilities and improve operating efficiencies, the *Post-Dispatch* is currently expanding its main production facility to add approximately 100,000 square feet of owned space in St. Louis.

	Approximate Area in Square Feet	
General Character of Property	Owned	Leased
Printing plants, business and editorial offices, and warehouse space located in:		
St. Louis, Missouri(1)	643,000	120,425
St. Louis, Missouri(2)	150,030	57,967
Tucson, Arizona(3)	265,000	138,800
Washington, D.C		2,250
Bloomington, Illinois	84,300	12,900
Provo, Utah	26,400	16,500
Hanford, California	29,900	5,500
Lihue, Hawaii	8,500	20,900
Flagstaff, Arizona	23,200	5,300
Santa Maria, California	20,800	1,600
Napa, California	21,000	
DeKalb, Illinois	16,100	2,900
Coos Bay, Oregon	15,200	
Park Hills, Missouri	22,700	
Lompoc, California	10,500	
Rhinelander, Wisconsin	6,400	

(1) Property is owned by and used in the operations of PD LLC.

(2) Property primarily includes locations operated by the Suburban Journals in the greater St. Louis area.

(3) The 265,000 square foot facility in Tucson, Arizona is used in the production of the *Star* and the *Citizen* and is jointly owned with Gannett pursuant to the Tucson Agency.

ITEM 3. LEGAL AND REGULATORY PROCEEDINGS

In October 2001, the Internal Revenue Service ("IRS") formally proposed that Old Pulitzer's taxable income for the tax year ended March 18, 1999 be increased by approximately $80.4 million based on the assertion that Old Pulitzer was required to recognize a taxable gain in that amount as a result of the Spin-off. The Company is obligated under the Merger Agreement to indemnify Hearst-Argyle against any tax liability attributable to the Spin-off and has the right to control any proceedings relating to the determination of such tax liability.

The Company does not believe that Old Pulitzer realized any taxable gain in connection with the Spin-off and has contested the IRS' proposed increase in a formal written protest filed with the Appeals Office of the IRS in January 2002. While there can be no assurance that the Company will completely prevail in its position, it believes that the IRS' position is not supported by the facts or applicable legal authorities and intends to vigorously contest the IRS' determination. It thus has not accrued any liability in connection with this matter. If the IRS were completely successful in its proposed adjustment, the Company's indemnification obligation would be approximately $29.3 million, plus applicable interest, and any indemnification payment would be recorded as an adjustment to additional paid-in capital.

In February, 1998, a group of independent newspaper dealers engaged in the business of reselling the *Post-Dispatch* in vending machines and to retail establishments filed suit against the Company in the Missouri Circuit Court, Twenty-Second Judicial Circuit (St. Louis City). The court has dismissed four of the six counts in the suit. In the remaining counts, the plaintiffs allege that the Company's actions have tortiously interfered with their business expectancy of being able to sell their branches and constituted malicious trespass on their intangible property by, among other things, allegedly reducing the value of their routes. The plaintiffs seek punitive damages with respect to the tortious interference count and statutory double damages if they should prevail on the malicious interference count. The plaintiffs cite as harmful acts the Company's purchase of various home delivery routes and branches, the Company's home subscription pricing compared to its single copy pricing, and allegedly more favorable rates, fees and allowances that the Company provides to its carriers and other branch dealers. The Company has denied any liability, is vigorously defending the suit and believes that it has meritorious defenses. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition. However, depending upon the period of resolution, such effects could be material to the financial results of an individual period

The Company has been involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, slander and defamation actions, complaints alleging discrimination, and product distribution practices. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The shares of the Company's common stock are listed on The New York Stock Exchange, Inc. and trade under the symbol "PTZ". The shares of the Company's Class B common stock do not trade in a public market.

At March 18, 2002, there were approximately 381 record holders of the Company's common stock and 27 record holders of its Class B common stock.

The following table sets forth the range of high and low sales prices for the Company's common stock and dividends paid for each quarterly period in the past two years:

	High	Low	Dividend(1)
2001			
First Quarter	$56.55	$45.80	$0.17
Second Quarter	57.00	49.55	0.17
Third Quarter	53.70	43.70	0.17
Fourth Quarter	51.00	41.25	0.17

	High	Low	Dividend(2)
2000			
First Quarter	$44.44	$32.81	$0.16
Second Quarter	42.00	34.56	0.16
Third Quarter	45.69	38.75	0.16
Fourth Quarter	47.70	39.90	0.16

(1) In 2001, the Company declared and paid cash dividends of $0.68 per share of common stock and Class B common stock.

(2) In 2000, the Company declared and paid cash dividends of $0.64 per share of common stock and Class B common stock.

On January 3, 2002, the Board of Directors of the Company announced for the first quarter of 2002 a 2.9 percent increase in the quarterly dividend on its common stock and Class B common stock to $0.175 per share from $0.17 per share. The cash dividend was paid on February 1, 2002. Future dividends will depend upon, among other things, the Company's earnings, financial condition, cash flows, capital requirements and other relevant considerations, including the limitations under the Prudential Capital Group Loan, any credit agreement or other agreement to which the Company may become a party in the future. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources".

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2001	2000(1)	1999	1998	1997
	(In thousands, except per share amounts)				
OPERATING RESULTS					
Operating Revenues — net	$ 413,506	$ 397,159	$324,256	$311,761	$298,909
Operating Expenses:					
Payroll and other personnel expense	175,743	157,224	129,047	119,687	113,176
Newsprint expense	56,372	55,539	44,403	50,408	49,342
Stock option cash-outs and bonuses(2)			26,685		
St. Louis Agency adjustment(3)		9,363	25,029	20,729	19,450
Depreciation	14,330	12,916	9,298	7,628	6,872
Amortization	26,178	19,069	6,164	5,731	5,597
Other expenses	114,996	105,145	87,502	86,127	83,096
Total operating expenses	387,619	359,256	328,128	290,310	277,533
Equity in earnings of Tucson newspaper Partnership	17,504	22,487	21,965	20,935	20,355
Operating income	43,391	60,390	18,093	42,386	41,731
Interest income	7,573	19,017	25,372	4,967	4,391
Interest expense	(24,609)	(16,537)			
Net gain (loss) on marketable securities and investments	(3,849)	(2,197)	(111)	1,322	260
Equity in losses of joint venture investment	(1,156)	(1,728)			
Net other expense	(204)	(109)	(189)	(69)	(204)
Income from continuing operations before provision for income taxes	21,146	58,836	43,165	48,606	46,178
Provision for income taxes	8,021	23,389	18,061	20,709	19,736
Minority interest in net earnings of subsidiary	839	849			
Income from continuing operations	12,286	34,598	25,104	27,897	26,442
Discontinued operations, net of tax	(1,624)	304	(23,596)	48,387	39,586
Net Income	$ 10,662	$ 34,902	$ 1,508	$ 76,284	$ 66,028
Basic Earnings/(Loss) Per Share of Stock:					
Income from continuing operations	$ 0.58	$ 1.59	$ 1.11	$ 1.25	$ 1.20
Discontinued operations	(0.08)	0.01	(1.04)	2.16	1.79
Basic earnings per share	$ 0.50	$ 1.60	$ 0.07	$ 3.41	$ 2.99
Weighted average number of shares outstanding	21,192	21,757	22,578	22,381	22,110
Diluted Earnings/(Loss) Per Share of Stock:					
Income from continuing operations	$ 0.58	$ 1.59	$ 1.11	$ 1.22	$ 1.18
Discontinued operations(4)	(0.08)	0.01	(1.04)	2.13	1.76
Diluted earnings per share	$ 0.50	$ 1.60	$ 0.07	$ 3.35	$ 2.94
Weighted average number of shares outstanding	21,364	21,786	22,601	22,753	22,452
Dividends per share of common and Class B common stock	$ 0.68	$ 0.64	$ 0.45	$ 0.75	$ 0.52
OTHER DATA					
Cash and marketable securities	$ 193,739	$ 194,313	$557,891	$110,171	$ 62,749
Working capital	221,002	218,619	595,530	124,675	75,830

ITEM 6. SELECTED FINANCIAL DATA — Continued

	2001	2000(1)	1999	1998	1997
	Years Ended December 31, (In thousands, except per share amounts)				
Total assets	1,288,783	1,282,873	979,625	546,393	464,311
Long-term debt	306,000	306,000			
Stockholders' equity	797,237	799,701	813,451	385,357	310,777

(1) The year ended December 31, 2000 includes an extra week of operations resulting from a 53-week year. All other years presented include 52 weeks of operations.

(2) In 1999, Old Pulitzer recorded expense of $26.7 million representing the cost of stock option cash-outs and bonuses paid to publishing employees in connection with the Broadcast Transaction.

(3) See Item 1. Business — "Agency Agreements" for additional information on the St. Louis Agency adjustment.

(4) Common stock equivalents not used to calculate loss per share because they are anti-dilutive.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements in this Annual Report on Form 10-K concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and other factors include, but are not limited to, industry cyclicality, the seasonal nature of the business, changes in pricing or other actions by competitors or suppliers (including newsprint), capital or similar requirements, and general economic conditions, any of which may impact advertising and circulation revenues and various types of expenses,, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission including this Annual Report on Form 10-K. Although the Company believes that the expectations reflected in forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.

General

The Company was organized as a corporation in 1998 and is engaged in newspaper publishing and related new media operations, operating the newspaper properties operated by Pulitzer Publishing Company ("Old Pulitzer") prior to the Spin-off (as defined below). Prior to the Spin-off, the Company was a wholly-owned subsidiary of Old Pulitzer.

As of May 25, 1998, Old Pulitzer, the Company and Hearst-Argyle Television, Inc. ("Hearst-Argyle") entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Hearst-Argyle agreed to acquire Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. The Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly-owned subsidiaries. On March 18, 1999, the Broadcasting Business was acquired by Hearst-Argyle through the merger (the "Merger") of Old Pulitzer into Hearst-Argyle. Prior to the Merger, Old Pulitzer's newspaper publishing and related new media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

Old Pulitzer's historical basis in its newspaper publishing and related new media assets and liabilities has been carried over to the Company. The Broadcast Transaction represents a reverse-spin transaction and, accordingly, the Company's results of operations for periods prior to the consummation of the Broadcast

Transaction are identical to the historical results of operations previously reported by Old Pulitzer. Results of the Company's newspaper publishing and related new media businesses are reported as continuing operations, and the results of the Broadcasting Business owned by Old Pulitzer prior to the Merger are reported as a component of discontinued operations, in the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

The net liability balance of the Broadcasting Business as of March 18, 1999, including $700 million of Broadcast Debt, was contributed to "Additional Paid-in Capital" of the Company at the time of the Merger.

The Company's operating revenues are significantly influenced by a number of factors, including overall advertising expenditures, the appeal of newspapers in comparison to other forms of advertising, the performance of the Company in comparison to its competitors in specific markets, the strength of the national economy and general economic conditions and population growth in the markets served by the Company.

The Company's business tends to be seasonal, with peak revenues and profits generally occurring in the fourth and, to a lesser extent, second quarters of each year as a result of increased advertising activity during the Christmas and spring holiday periods. The first quarter is historically the weakest quarter for revenues and profits.

Acquisition and Disposition of Properties

In 2001, the Company recorded a net pre-tax loss of $2.7 million related to the sale of its daily newspaper located in Troy, Ohio, the sale of its St. Louis Internet Access Provider (ISP) business and the sale of its newspaper property in Petaluma, California (the "Sale Transactions"). These results are presented as discontinued operations in the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

On February 1, 2001, the Company, through its Pulitzer Newspapers, Inc. ("PNI") Group, acquired in an asset purchase *The Lompoc Record,* a daily newspaper located in Lompoc, California. In addition, during the second half of 2000 and the first nine months of 2001, the PNI Group acquired several weekly newspapers (in separate transactions) that complement its daily newspapers in several markets. These acquisitions are collectively referred to as the "PNI Acquisitions."

On August 10, 2000, the Company acquired the assets of the Suburban Newspapers of Greater St. Louis, LLC and the stock of The Ladue News, Inc. (collectively the "Suburban Journals"), a group of 37 weekly papers and various niche publications (the "Journals Acquisition").

On May 1, 2000, the Company and The Herald Company, Inc. ("Herald") completed the transfer of their respective interests in the assets and operations of the *St. Louis Post-Dispatch* (the *"Post-Dispatch"*) and certain related businesses to a new joint venture, known as St. Louis Post-Dispatch LLC ("PD LLC"). Under the terms of the operating agreement governing PD LLC (the "Operating Agreement"), the Company holds a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Previously, under the terms of the St. Louis Agency Agreement, the Company and Herald generally shared the *Post-Dispatch's* operating profits and losses, as well as its capital expenditures, on a 50-50 basis. Also, under the terms of the Operating Agreement, Herald received on May 1, 2000 a cash distribution of $306 million from PD LLC. This distribution was financed by a $306 million borrowing by PD LLC that is guaranteed by the Company pursuant to a Guaranty Agreement dated as of May 1, 2000 ("Guaranty Agreement"). In turn, pursuant to an Indemnity Agreement dated as of May 1, 2000 entered into between Herald and the Company, Herald agreed to indemnify the Company for any payments that the Company may make under the Guaranty Agreement.

On January 11, 2000, the Company acquired *The Pantagraph,* a daily and Sunday newspaper that serves the central Illinois cities of Bloomington and Normal.

The PD LLC transaction, *The Pantagraph* acquisition and the Journals Acquisition are collectively referred to as the "Newspaper Transactions".

Critical Accounting Policy

Management has identified the allowance for doubtful accounts associated with trade accounts receivable as a critical accounting policy as a result of the judgment involved in the use of estimates. The Company evaluates its allowance for uncollectible trade accounts receivable based on customers' credit history, payment trends, and other economic factors to the extent available.

It is possible that reported results could be different based upon changes in economic conditions which could negatively impact the creditors ability to pay. Additionally, because of the recent acquisition of circulation routes at its St. Louis operations, historical payment data (prior to the acquisition) is not available and, therefore, estimates are used by management to develop payment trends and evaluate collectibility for certain circulation receivables.

2001 Compared with 2000

Income statement comparisons of 2001 results with 2000 are affected by an extra week of operations in 2000. The Company's 2001 fiscal year contained 52 weeks, versus 53 weeks in the 2000 fiscal year.

Revenue

Revenues from continuing operations for the year ended December 31, 2001 increased 4.1 percent, to $413.5 million from $397.2 million in 2000. The increase reflected the current year contributions from the Suburban Journals and the PNI Acquisitions. On a comparable basis, excluding the results of properties acquired for both years for comparable non-ownership periods, and the extra week from 2000, revenues for 2001 decreased 3.4 percent. The current year decline reflected weak advertising demand at the Company's newspapers, principally in classified help wanted advertising.

Advertising revenues, as reported, increased $13.0 million, or 4.2 percent, in 2001. The current year increase reflected the addition of revenue from the Suburban Journals and the PNI Acquisitions. On a comparable basis, as defined above, advertising revenues for 2001 declined 4.9 percent due to weakness in the retail and classified categories, which decreased by 5.5 percent and 10.1 percent, respectively. These declines were partially offset by gains in national, up 12.5 percent, and strength in the preprint category, which increased by 3.8 percent.

The decrease in comparable retail revenue can be attributable, in large part, to reduced spending by major accounts resulting from the overall economic slowdown in 2001 and the effects of September 11. These declines were partially mitigated by the Company's strategy of increasing its resources focused on local retail accounts.

In 2001, comparable help wanted revenue represented the largest decline in the classified category, closing the year 23.8 percent under comparable prior year results. The decline in comparable help wanted revenue reflects a slowing economy in 2001, which saw overall U.S. civilian unemployment rates increase from 4.2 percent at the start of the year to 5.8 percent at the close of 2001. The most significant comparable employment revenue declines occurred at the *Post-Dispatch* and at the combined newspaper operations in Tucson, where help wanted revenues decreased by 25.7 percent and 26.1 percent, respectively.

Circulation revenues reported for 2001 increased $683,000 or 0.8 percent, in 2001. The higher circulation revenues primarily reflected the addition of circulation revenue from the PNI Acquisitions and increased revenue at the *Post-Dispatch,* mitigated by the impact of the 53rd week in 2000. On a comparable basis, as defined above, circulation revenue increased 2.7 percent.

Other publishing revenues increased $2.6 million, or 34.2 percent, in 2001, resulting primarily from the addition of commercial printing revenue from the PNI Acquisitions and higher online revenues, mitigated by the impact of the 53rd week in 2000. On a comparable basis, other publishing revenue increased 35.3 percent.

Operating Expense

Operating expenses reported for 2001, excluding the St. Louis Agency adjustment from the prior year, increased 10.8 percent to $387.6 million in 2001 from $349.9 million in 2000. On a comparable basis, excluding: (i) the results of properties acquired for comparable non ownership periods from both years, (ii) the extra week from 2000, (iii) employment termination costs from both years, and (iv) incremental goodwill amortization in 2001 related to the Company's increased interest in the results of the *Post-Dispatch,* expenses for 2001 increased $2.1 million or 0.6 percent.

The higher expenses on a comparable basis primarily reflected increased employee benefit costs related to higher workers compensation claims and increased medical insurance expense, increased bad debt expense related to the Kmart bankruptcy, and the acquisition of circulation routes in St. Louis. These increases were partially offset by lower newsprint and payroll costs. The comparable newsprint reduction results from a consumption decrease of approximately 4 percent, partially offset by a 3 percent increase in the cost per metric ton. The decrease in comparable payroll expense reflects a reduction of approximately 4 percent in staffing levels for comparable operations.

Total full time equivalent employees ("FTEs") decreased by 149 or 4.0 percent. The largest decreases were at the *Post-Dispatch* and TNI Partners, where FTEs levels declined by 8.5 percent and 5.7 percent, respectively.

Equity in the earnings of the Tucson newspaper partnership for 2001 decreased 22.2 percent to $17.5 million from $22.5 million in the prior year. The decrease primarily reflected weak demand in retail and classified advertising, particularly help wanted, and the impact of the extra week of operating income in the prior year.

Operating Income

For 2001, the Company reported operating income of $43.4 million compared to $60.4 million in 2000. The decrease in operating income for 2001 primarily reflected the decline in comparable advertising revenues, higher employee benefit costs and incremental goodwill amortization related to the Company's increased interest in the results of operations of the *Post-Dispatch,* which were partially offset by the elimination of the St. Louis Agency adjustment in 2001.

Non-Operating Items

Interest income for 2001 decreased to $7.6 million from $19.0 million in 2000. The decrease primarily reflected the lower average balance of invested funds in the current year period due to the cash outflows of $41 million in 2001 in connection with the PNI Acquisitions and the purchase of newspaper routes, and $686 million in 2000 (partially offset by $306 million of long-term debt proceeds), in connection with the Newspaper Transactions, the purchase of additional newspaper routes, and the repurchase of capital stock. In addition, lower average interest rates also contributed to the current year decline in interest income.

The Company reported interest expense of $24.6 million in 2001 compared to $16.5 million in 2000. Interest expense for 2001 reflected a full twelve-month period for which the $306 million PD LLC borrowing was outstanding compared with eight months in 2000. See Note 8 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

The Company reported a loss on marketable securities and investments of $3.8 million in 2001 compared with a loss of $2.2 million in 2000. The 2001 loss resulted from the write-off of the Company's investment in

KOZ of $2 million and the write down in the value of other Internet investments of $2.4 million. These losses were partially offset by realized gains on the sale of marketable securities of $600,000. The prior year loss resulted from marketable security investment losses of $3.9 million and a $2.1 million investment write-off that were partially offset by limited partnership gains of $3.8 million.

The Company reported its equity in the losses of a joint venture investment of $1.2 million in 2001 compared with $1.7 million in the prior year. As of December 31, 2001, the Company had a remaining investment balance of approximately $1.7 million in this joint venture.

The effective income tax rate from continuing operations for 2001 was 38 percent compared with a rate of 40 percent in 2000. The lower effective tax rate in the current year primarily resulted from lower state income taxes.

Income From Continuing Operations

For 2001, the Company reported net income from continuing operations of $12.3 million, or $0.58 per diluted share, compared to $34.6 million, or $1.59 per diluted share, in 2000. The decline in 2001 net income from continuing operations primarily reflected the weak advertising demand, lower interest income and higher interest expense in the current year. In addition, results were affected by the impact of intangible amortization from the PD LLC venture and Journals Acquisition that closed in the second and third quarters, respectively, of the prior year.

Discontinued Operations

The Company reported a loss from discontinued operations of $1.6 million, or $0.08 per diluted share, in 2001 compared with income of $304,000, or $0.01 per diluted share, in the prior year. Discontinued operations in both years include the operating results of properties sold during 2001 (newspapers located in Troy, Ohio and Petaluma, California and the St. Louis Internet Access Provider (ISP)). In addition, the 2001 amount also includes the net after-tax loss of $1.2 million from the sale of these properties. The loss in the 2001 amount primarily reflected the loss from the sale of these properties and the impact of only a partial year of operating results (through the dates of sale) in 2001.

2000 Compared with 1999

Income statement comparisons of 2000 results with 1999 are affected by an extra week of operations in 2000. The Company's 2000 fiscal year contained 53 weeks, versus 52 weeks in the 1999 fiscal year.

Revenue

Operating revenues for the year ended December 31, 2000 increased 22.5 percent to $397.2 million from $324.3 million in 1999. The increase primarily reflected higher advertising revenues and the contribution from *The Pantagraph* acquired in January 2000, and the Suburban Journals, acquired in August 2000. In addition, the revenue comparison was favorably affected by the extra week of operations in 2000. On a comparable basis, excluding the results of properties acquired for comparable non-ownership periods and the additional week in 2000, revenues for the full year of 2000 increased 4.9 percent over 1999.

Newspaper advertising revenues increased $62.3 million, or 25.3 percent, in 2000. The increase in 2000 primarily reflected the addition of advertising revenue from *The Pantagraph* and the Suburban Journals, the additional week of operations, and higher revenue at the *Post-Dispatch.* At the *Post-Dispatch,* gains were primarily driven by increases in national and classified advertising, reflecting rate increases in January 2000 as well as a prior classified rate increase in mid-1999. On a comparable basis, excluding the results of properties acquired and the additional week in 2000, advertising revenues increased 6.1 percent in 2000, reflecting the *Post-Dispatch* gains as well as increases at many of the PNI Group locations.

Circulation revenues increased $6.8 million, or 9.2 percent, in 2000. The higher circulation revenues reflected the addition of circulation revenue from *The Pantagraph.*

Other publishing revenues increased $3.8 million, in 2000, primarily reflecting higher revenues from the Company's "new media" operations and the addition of revenue from properties acquired in 2000.

Operating Expense

Operating expenses, excluding the St. Louis Agency adjustment, increased to $349.9 million in 2000 from $303.1 million in 1999. 1999 operating expenses included $26.7 million of stock option cash-outs and bonus payments to publishing employees. Excluding these costs from 1999, the results of properties acquired in 2000, the 53rd week of operations in 2000 and new goodwill amortization in 2000 related to the Company's increased interest in the *Post-Dispatch,* operating expenses increased 6.0 percent to $293.2 million in 2000 from $276.5 million in 1999. The increase on a comparable basis primarily reflected higher payroll and benefit costs of $7.8 million, higher newsprint costs of $3.2 million and higher depreciation and amortization expense of approximately $3.2 million. A substantial portion of the increased expense was related to investments in expanded sales staffs and online capabilities at many of the Company's newspapers.

Equity in the earnings of the Tucson newspaper partnership increased 2.4 percent to $22.5 million in 2000 from $22.0 million in 1999. The increase in 2000 was primarily the result of the additional 53rd week of operations.

Operating Income

The Company reported operating income for fiscal 2000 of $60.4 million compared to operating income of $18.1 million in 1999. Excluding the stock option cash-outs and bonus payments of $26.7 million from the prior year, operating income would have increased 34.9 percent to $60.4 million from $44.8 million. The significant increase in 2000 primarily reflected the impact of the Company's increased interest in the results of operations of the *Post-Dispatch* and contributions from *The Pantagraph* and the Suburban Journals to operating income in 2000.

Non-Operating Items

Interest income for 2000 decreased to $19.0 million from $25.4 million in 1999. The decrease reflected the lower average balance of invested funds in 2000 due to the outflow of approximately $180 million of combined cash and marketable securities on January 11, 2000 in connection with the acquisition of *The Pantagraph* and approximately $172 million on August 10, 2000 in connection with the Journals Acquisition. The comparison also reflected the prior year inflow of approximately $429 million of net cash in connection with the Broadcast Transaction on March 18, 1999.

The Company reported interest expense of $16.5 million in 2000 resulting from the $306 million borrowing by PD LLC on May 1, 2000 to fund the cash distribution to Herald under the terms of the Operating Agreement.

The Company incurred a net realized loss on marketable securities and investments of $2.2 million in 2000 compared with a net realized loss of $111,000 in 1999. The 2000 loss resulted from marketable security investment losses of $3.9 million and the $2.1 million write-down of the Company's investment in iOwn that were partially offset by limited partnership gains of $3.8 million. The 1999 loss resulted from marketable security investment losses of $2.2 million, partially offset by limited partnership investment gains of $2.1 million.

During 2000, the Company reported its equity in the losses of a new joint venture investment of $1.7 million.

The effective income tax rate from continuing operations for 2000 was 40 percent compared with a rate of 42 percent in 1999. The lower effective tax rate in 2000 primarily resulted from lower state income taxes.

Income From Continuing Operations

The Company reported income from continuing operations of $34.6 million, or $1.59 per diluted share, for the year ended December 31, 2000, compared with $25.1 million, or $1.11 per diluted share, in 1999. The comparison is impacted by the following items in 2000: (i) dilution from the Newspaper Transactions that reduced 2000 earnings approximately $8.1 million, or $0.37 per diluted share, (ii) an increase in non-operating investment losses that lowered 2000 earnings by approximately $1.2 million, or $0.06 per diluted share, and (iii) the 53rd week that contributed approximately $900,000, or $0.04 per diluted share, to 2000 earnings. In addition, the comparison between years is also impacted by the 1999 stock option cash-out and bonus payments of $26.7 million (pretax) that reduced 1999 earnings by $15.5 million, or $0.68 per diluted share.

Discontinued Operations

The Company reported income from discontinued operations of $304,000, or $0.01 per diluted share, in 2000 compared with a loss of $23.6 million, or $1.04 per diluted share, in 1999. Discontinued operations in both 2000 and 1999 include the operating results of the publishing properties sold during 2001 (newspapers located in Troy, Ohio and Petaluma, California and the St. Louis Internet Access Provider (ISP)) while 1999 also includes results from the Broadcasting Business. The loss in 1999 resulted from a combination of $25.3 million of stock option cash-out and bonus payments to broadcasting employees at the time of the Merger and a loss on extinguishment of debt of approximately $18 million (consisting of an approximately $17.2 million prepayment penalty and a $750,000 write-off of deferred financing fees).

Liquidity and Capital Resources

As of December 31, 2001, the Company had an unrestricted cash balance of $193.7 million compared with a balance of unrestricted cash and marketable securities of $194.3 million as of December 31, 2000.

At both December 31, 2001 and December 31, 2000, the Company had $306 million of outstanding debt pursuant to a loan agreement between PD LLC and a group of institutional lenders led by Prudential Capital Group (the "Loan"). The aggregate principal amount of the Loan is payable on April 28, 2009 and bears interest at an annual rate of 8.05 percent.

In December 2001, the Company entered into an interest rate swap contract to convert a portion of the Company's fixed rate debt to a variable rate. The interest rate swap has a $50 million notional amount and matures on April 28, 2009. Under the terms of the agreement, the Company pays interest at a variable rate based upon LIBOR plus 2.365 percent and receives interest at a fixed rate of 8.05 percent. The floating interest rate re-prices semiannually . The impact of the swap results in approximately 16.3 percent of the Company's long-term debt being subject to variable interest rates. As of December 31, 2001, the fair value of the interest rate swap represents an unrealized loss of $800,000, which is offset by an unrealized gain of $800,000 on the related portion of the long-term debt.

The agreements with respect to the Loan (the "Loan Agreements") contain certain covenants and conditions including the maintenance of cash flow and various other financial ratios, minimum net worth requirements and limitations on the incurrence of other debt. In addition, the Loan Agreements and the Operating Agreement require that PD LLC maintain a minimum reserve balance consisting of cash and investments in U.S. government securities, totaling approximately $24.8 million as of December 31, 2001. The Loan Agreements and the Operating Agreement provide for a $3.75 million quarterly increase in the minimum reserve balance through May 1, 2010 when the amount will total $150 million.

As of December 31, 2001, capital commitments for buildings and equipment replacements were approximately $21.6 million. Capital expenditures for buildings and equipment to be made by the Company in fiscal 2002 are estimated to be in the range of $25 to $30 million, which includes an estimated $16 million for a *Post-Dispatch* plant expansion project. The total cost of the *Post-Dispatch* plant expansion project, which is expected to be completed in late 2002, is estimated to be approximately $17 million. In addition, as of December 31, 2001, the Company had a capital contribution commitment of approximately $10.8 million related to a limited partnership investment.

In order to build a stronger, more direct relationship with the readers of the *Post-Dispatch,* PD LLC has purchased a number of circulation routes from independent carriers and dealers over the past two years and it may continue to purchase additional routes from time to time in the future. As of December 31, 2001, PD LLC owned circulation routes covering approximately 63 percent of the *Post-Dispatch*'s home delivery distribution.

The Company's Board of Directors previously authorized the repurchase of up to $100 million of the Company's outstanding capital stock. The Company's repurchase program provides for the purchase of both common and Class B shares in either the open market or in privately negotiated transactions. As of December 31, 2001, the Company had repurchased under this authority 1,000,000 shares of Class B common stock and 529,004 shares of common stock for a combined purchase price of approximately $62 million, leaving approximately $38 million in remaining share repurchase authority.

The Company generally expects to generate sufficient cash from operations to cover capital expenditures, working capital requirements and dividend payments. Operating cash flows are dependent upon, among other things, the continued acceptance of newspaper advertising at current or increased levels and the availability of raw materials, principally newsprint.

Merger Agreement Indemnification

Pursuant to the Merger Agreement, the Company is obligated to indemnify Hearst-Argyle against losses related to: (i) on an after tax basis, certain tax liabilities, including (A) any transfer tax liability attributable to the Spin-off, (B) with certain exceptions, any tax liability of Old Pulitzer or any subsidiary of Old Pulitzer attributable to any tax period (or portion thereof) ending on or before the closing date of the Merger, including tax liabilities resulting from the Spin-off, and (C) any tax liability of the Company or any subsidiary of the Company; (ii) liabilities and obligations under any employee benefit plans not assumed by Hearst-Argyle, and (iii) certain other matters as set forth in the Merger Agreement.

In October 2001, the IRS formally proposed that Old Pulitzer's taxable income for the tax year ended March 18, 1999 be increased by approximately $80.4 million based on the assertion that Old Pulitzer was required to recognize a taxable gain in that amount as a result of the Spin-off.

Because the Company disagrees with the IRS' position and, in fact, believes that Old Pulitzer did not realize any taxable gain in connection with the Spin-off, the Company has contested the IRS' proposed increase in a formal written protest filed with the Appeals Office of the IRS in January 2002. While there can be no assurance that the Company will completely prevail in its position, it believes that the IRS' position is not supported by the facts or applicable legal authorities and intends to vigorously contest the IRS' determination. It thus has not accrued any liability in connection with this matter. If the IRS were completely successful in its proposed adjustment, the Company's indemnification obligation would be approximately $29.3 million, plus applicable interest, and any indemnification payment would be recorded as an adjustment to additional paid-in capital.

PD LLC Operating Agreement

During the first ten years of its term, PD LLC is restricted from making distributions (except under specified circumstances), capital expenditures and member loan repayments unless it has set aside out of its cash flow a reserve equal to the product of $15,000,000 and the number of years since May 1, 2000, but not in excess of $150,000,000. On May 1, 2010, Herald will have a one-time right to require PD LLC to redeem

Herald's interest in PD LLC, together with Herald's interest, if any, in another limited liability company in which the Company is the managing member and which is engaged in the business of delivering publications and products in the greater St. Louis metropolitan area ("DS LLC"). The redemption price for Herald's interest will be determined pursuant to a formula yielding an amount which will result in the present value to May 1, 2000 of the after-tax cash flows to Herald (based on certain assumptions) from PD LLC, including the initial distribution and the special distribution described below, if any, and from DS LLC, being equal to $275,000,000. In the event that PD LLC has an increase in the tax basis of its assets as a result of Herald's recognizing taxable income from certain transactions effected under the agreement governing the contributions of the Company and Herald to PD LLC and the Operating Agreement or from the transactions effected in connection with the organization of DS LLC, Herald generally will be entitled to receive a special distribution from PD LLC in an amount that corresponds, approximately, to the present value after-tax benefit to the members of PD LLC of the tax basis increase. Upon the termination of PD LLC and DS LLC, which will be on May 1, 2015 (unless Herald exercises the redemption right described above), Herald will be entitled to the liquidation value of its interest in PD LLC and DS LLC. The Company may purchase Herald's interest at that time for an amount equal to what Herald would be entitled to receive on liquidation of PD LLC and DS LLC. That amount will be equal to the amount of its capital accounts, after allocating the gain or loss that would result from a cash sale of PD LLC's and DS LLC's assets for their fair market value at that time. Herald's share of such gain or loss generally will be 5 percent, but will be reduced (but not below 1 percent) to the extent that the present value to May 1, 2000 of the after-tax cash flows to Herald from PD LLC and from DS LLC, including the initial distribution, the special distribution described above, if any, and the liquidation amount (based on certain assumptions), exceeds $325,000,000.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet certain criteria. The statement applies to all business combinations initiated after June 30, 2001.

SFAS No. 142, which is effective for fiscal periods beginning after December 15, 2001, requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill and other indefinite lived intangible assets should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount.

The Company's preliminary evaluations indicate that no impairment reserves will be necessary following the Company's adoption of SFAS No. 142, and that $21.6 million of intangible asset amortization that negatively impacted 2001 earnings per diluted share from continuing operations by $0.69 will not be present in 2002.

The Company has given early adoption to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* in presenting the results and the gain or loss from sale of properties sold during 2001, and, accordingly, has reflected the results of operations and the associated gains or losses on sales of properties in 2001 as a component of discontinued operations for all periods presented.

In 2001, the Company recorded a pretax loss of $4.1 million related to the sale of its daily newspaper located in Troy, Ohio and the sale of its St. Louis Internet Service Provider (ISP) business and a pretax gain of $1.4 million resulting from the sale of its weekly newspaper in Petaluma, California. The operating results and related gain or loss on the sale of these properties in 2001 along with their operating results for 2000 and 1999 have been presented as discontinued operations in accordance with SFAS No. 144 in the Company's consolidated statements of income included in Item 8 of this Annual Report on Form 10-K. Discontinued operations in 1999 also include the Broadcasting Business owned by Old Pulitzer prior to the Merger, including the allocation of all long-term debt balances and related interest expense amounts of Old Pulitzer prior to the Merger.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary raw material used in the Company's operations is newsprint, representing 14.5 to 18.9 percent of operating expenses over the last five years. For 2001, the Company's annual newsprint cost, including its 50 percent share related to the operations of TNI Partners, reflected consumption of approximately 109,000 metric tons. Based on the Company's current level of newspaper operations, expected annual newsprint consumption for 2002 is estimated to be in the range of 110,000 metric tons. Historically, newsprint has been subject to significant price fluctuations from year to year, unrelated in many cases to general economic conditions. In the last five years, the Company's average annual cost per ton of newsprint has varied from its peak price by approximately 25 percent. For every one-dollar change in the Company's average annual cost per metric ton of newsprint, pre-tax income would change by approximately $110,000, assuming annual newsprint consumption of 110,000 metric tons. The Company attempts to obtain the best price available by combining newsprint purchases for its different newspaper locations with those of other newspaper companies. The Company considers its relationship with newsprint producers to be good. The Company does not enter into derivative contracts for newsprint.

At December 31, 2001, the Company had $306 million of outstanding debt pursuant to the Loan. The Loan bears interest at a fixed annual rate of 8.05 percent. Consequently, if held to maturity, the Loan will not expose the Company to market risks associated with general fluctuations in interest rates.

In December 2001, the Company entered into an interest rate swap contract to convert a portion of the Company's fixed rate debt to a variable rate. The interest rate swap has a $50 million notional amount and matures on April 28, 2009. Under the terms of the agreement, the Company pays interest at a variable rate based upon LIBOR plus 2.365 percent and receives interest at a fixed rate of 8.05 percent. The floating interest rate re-prices semiannually. The impact of the swap results in approximately 16.3 percent of the Company's long-term debt being subject to variable interest rates.

As of December 31, 2001, the fair value of the interest rate swap represented an unrealized loss of $800,000, which is offset by an unrealized gain of $800,000 on the related portion of the Company's long-term debt.

Changes in market interest rates may cause the Company to incur higher net interest expense. For example, for every 1 percent increase in variable interest rates beyond 8.05 percent, the Company would incur approximately $500,000 in additional annual interest expense.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of Pulitzer Inc. and Subsidiaries are filed as part of this Annual Report on Form 10-K. Supplementary unaudited data with respect to the quarterly results of operations of the Company are set forth in the Notes to Consolidated Financial Statements.

PULITZER INC. AND SUBSIDIARIES

Independent Auditors' Report

Consolidated Statements of Income for each of the Three Years in the Period Ended December 31, 2001

Consolidated Statements of Financial Position at December 31, 2001 and December 31, 2000

Consolidated Statements of Stockholders' Equity for each of the Three Years in the Period Ended December 31, 2001

Consolidated Statements of Cash Flows for each of the Three Years in the Period Ended December 31, 2001

Notes to Consolidated Financial Statements for the Three Years in the Period Ended December 31, 2001

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Pulitzer Inc.:

We have audited the accompanying consolidated statements of financial position of Pulitzer Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Saint Louis, Missouri
February 1, 2002

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2001	2000	1999
	(In thousands, except earnings per share)		
OPERATING REVENUES — NET:			
Advertising:			
Retail	$118,189	$110,289	$ 89,030
National	26,049	23,216	15,965
Classified	130,048	133,043	109,966
Total	274,286	266,548	214,961
Preprints	47,679	42,388	31,673
Total advertising	321,965	308,936	246,634
Circulation	81,200	80,517	73,748
Other	10,341	7,706	3,874
Total operating revenues	413,506	397,159	324,256
OPERATING EXPENSES:			
Payroll and other personnel expense	175,743	157,224	129,047
Newsprint expense	56,372	55,539	44,403
Stock option cash-outs and bonuses			26,685
St. Louis Agency adjustment		9,363	25,029
Depreciation	14,330	12,916	9,298
Amortization	26,178	19,069	6,164
Other expenses	114,996	105,145	87,502
Total operating expenses	387,619	359,256	328,128
Equity in earnings of Tucson newspaper partnership	17,504	22,487	21,965
Operating income	43,391	60,390	18,093
Interest income	7,573	19,017	25,372
Interest expense	(24,609)	(16,537)	
Net loss on marketable securities and investments	(3,849)	(2,197)	(111)
Equity in losses of joint venture investment	(1,156)	(1,728)	
Net other expense	(204)	(109)	(189)
INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	21,146	58,836	43,165
PROVISION FOR INCOME TAXES (Note 11)	8,021	23,389	18,061
MINORITY INTEREST IN NET EARNINGS OF SUBSIDIARY (Note 3)	839	849	
INCOME FROM CONTINUING OPERATIONS	12,286	34,598	25,104
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX (Note 4)	(1,624)	304	(23,596)
NET INCOME	$ 10,662	$ 34,902	$ 1,508
BASIC EARNINGS PER SHARE OF STOCK (Note 14):			
Income from continuing operations	$ 0.58	$ 1.59	$ 1.11
Income (loss) from discontinued operations	(0.08)	0.01	(1.04)
Earnings per share	$ 0.50	$ 1.60	$ 0.07
Weighted average number of shares outstanding	21,192	21,757	22,578
DILUTED EARNINGS PER SHARE OF STOCK (Note 14):			
Income from continuing operations	$ 0.58	$ 1.59	$ 1.11
Income (loss) from discontinued operations	(0.08)	0.01	(1.04)
Earnings per share	$ 0.50	$ 1.60	$ 0.07
Weighted average number of shares outstanding	21,364	21,786	22,601

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2001	December 31, 2000
	(In thousands)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 193,739	$ 67,447
Marketable securities (Note 6)		126,866
Trade accounts receivable (less allowance for doubtful accounts of $6,024 and $2,587)	52,033	53,912
Inventory	5,124	5,468
Income taxes receivable	6,339	1,612
Prepaid expenses and other	15,301	12,888
Total current assets	272,536	268,193
PROPERTIES:		
Land	7,741	7,959
Buildings	54,451	53,922
Machinery and equipment	145,461	139,340
Construction in progress	5,620	2,984
Total	213,273	204,205
Less accumulated depreciation	105,973	93,398
Properties — net	107,300	110,807
INTANGIBLE AND OTHER ASSETS:		
Intangible assets — net of amortization (Note 7)	831,837	838,012
Restricted cash (Note 8)	24,810	9,810
Other	52,300	56,051
Total intangible and other assets	908,947	903,873
TOTAL	$1,288,783	$1,282,873

(Continued)

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2001	December 31, 2000
	(In thousands)	
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	$ 10,761	$ 14,463
Salaries, wages and commissions	13,825	14,886
Interest payable	4,399	4,424
Pension obligations (Note 9)	4,678	611
Acquisition payable	9,707	9,707
Other	8,164	5,483
Total current liabilities	51,534	49,574
LONG-TERM DEBT	306,000	306,000
PENSION OBLIGATIONS (Note 9)	28,132	28,470
POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT OBLIGATIONS (Note 10)	89,656	87,318
OTHER LONG-TERM LIABILITIES	16,224	11,810
COMMITMENTS AND CONTINGENCIES (Note 15)		
STOCKHOLDERS' EQUITY (Note 12):		
Preferred stock, $.01 par value; authorized — 100,000,000 shares in 2001 and 2000; issued and outstanding — none		
Common stock, $.01 par value; authorized — 100,000,000 shares in 2001 and 2000; issued — 9,679,738 in 2001 and 9,414,704 in 2000	97	94
Class B common stock, convertible, $.01 par value; authorized — 100,000,000 shares in 2001 and 2000; issued — 13,059,077 in 2001 and 13,265,521 in 2000	131	133
Additional paid-in capital	430,647	427,214
Retained earnings	430,840	434,580
Accumulated other comprehensive loss	(2,482)	(368)
Total	859,233	861,653
Treasury stock — at cost; 529,004 and 527,971 shares of common stock in 2001 and 2000, respectively, and 1,000,000 shares of Class B common stock in 2001 and 2000	(61,996)	(61,952)
Total stockholders' equity	797,237	799,701
TOTAL	$1,288,783	$1,282,873

(Concluded)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
				(In thousands)			
Balances at January 1, 1999	$72	$270	$ 151,574	$422,329	$ (915)	$187,973)	$385,357
Comprehensive income (loss):							
Net income				1,508			1,508
Other comprehensive income, net of tax-minimum pension liability adjustment					894		894
Other comprehensive income, net of tax-unrealized loss on marketable securities					(4,175)		(4,175)
Comprehensive (loss)							(1,773)
Issuance of common stock grants			610				610
Common stock options exercised	1		2,280				2,281
Conversion of Class B common stock to common stock	12	(12)					
Common stock issued under Employee Stock Purchase Plan			191				191
Tax benefit from stock options exercised			2,318				2,318
Cash dividends declared $0.45 per share of common and Class B common				(10,161)			(10,161)
Purchase of treasury stock						(21,816)	(21,816)
Cancellation of treasury stock		(117)	(187,966)			188,083	
Divestiture of Broadcasting Business, net of Transaction costs and Working Capital Adjustment			456,444				456,444
Balances at December 31, 1999	85	141	425,451	413,676	(4,196)	(21,706)	813,451
Comprehensive income:							
Net income				34,902			34,902
Other comprehensive income, net of tax-minimum pension liability adjustment					(118)		(118)
Other comprehensive income, net of tax-unrealized gain on marketable securities					3,946		3,946
Comprehensive income							38,730
Issuance of common stock grants			451				451
Common stock options exercised			300				300
Conversion of Class B common stock to common stock	8	(8)					
Common stock issued under Employee Stock Purchase Plan	1		997				998
Tax benefit from stock options exercised			15				15
Cash dividends declared $0.64 per share of common and Class B common				(13,998)			(13,998)
Purchase of treasury stock						(40,246)	(40,246)
Balances at December 31, 2000	94	133	427,214	434,580	(368)	(61,952)	799,701
Comprehensive income:							
Net income				10,662			10,662
Other comprehensive income, net of tax-minimum pension liability adjustment					(2,343)		(2,343)
Other comprehensive income, net of tax-unrealized gain on marketable securities					229		229
Comprehensive income							8,548
Issuance of common stock grants			767				767
Common stock options exercised	1		1,787				1,788
Conversion of Class B common stock to common stock	2	(2)					
Common stock issued under Employee Stock Purchase Plan			658				658
Tax benefit from stock options exercised			221				221
Cash dividends declared $0.68 per share of common and Class B common				(14,402)			(14,402)
Purchase of treasury stock						(44)	(44)
Balances at December 31, 2001	$97	$131	$ 430,647	$430,840	$(2,482)	$(61,996)	$797,237

(Continued)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Class B Common Stock	
	Issued	Held in Treasury	Issued	Held in Treasury
		(In thousands)		
Share Activity:				
Balances at January 1, 1999	7,243	(26)	27,020	(11,701)
Issuance of common stock grants	8			
Common stock options exercised	97			
Conversion of Class B common stock to common stock	1,187		(1,187)	
Common stock issued under Employee Stock Purchase Plan	5			
Purchase of treasury stock		(528)		
Cancellation of treasury stock	(27)	27	(11,701)	11,701
Balances at December 31, 1999	8,513	(527)	14,132	—
Issuance of common stock grants	2			
Common stock options exercised	8			
Conversion of Class B common stock to common stock	866		(866)	
Common stock issued under Employee Stock Purchase Plan	26			
Purchase of treasury stock		(1)		(1,000)
Balances at December 31, 2000	9,415	(528)	13,266	(1,000)
Issuance of common stock grants Common stock options exercised	44			
Conversion of Class B common stock to common stock	207		(207)	
Common stock issued under Employee Stock Purchase Plans	14			
Purchase of treasury stock		(1)		
Balances at December 31, 2001	9,680	(529)	13,059	(1,000)

(Concluded)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
CONTINUING OPERATIONS			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income from continuing operations	$ 12,286	$ 34,598	$ 25,104
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	14,330	12,916	9,298
Amortization	26,178	19,069	6,164
Deferred income taxes	8,361	5,488	(4,938)
(Gain)/Loss on sale of assets	(602)	3,918	2,191
Equity in losses of joint venture investment	1,156	1,728	
Changes in assets and liabilities (net of the effects of the purchase of properties) which provided (used) cash:			
Trade accounts receivable	969	(1,762)	736
Inventory	209	1,165	(2,559)
Other assets	(948)	746	10,582
Trade accounts payable and other liabilities	8,832	3,899	11,810
Income taxes receivable/(payable)	(4,722)	16,667	(21,111)
NET CASH FROM OPERATING ACTIVITIES	66,049	98,432	37,277
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(13,856)	(8,608)	(9,980)
Purchases of newspaper properties and routes, net of cash acquired	(41,130)	(685,759)	(1,776)
Purchases of marketable securities	(19,824)	(93,220)	(907,636)
Sales of marketable securities	145,968	414,523	445,424
Investment in joint ventures and limited partnerships	(4,778)	(9,384)	(12,396)
Increase in restricted cash	(15,000)	(9,810)	
Decrease (increase) in notes receivable	(170)	180	79
NET CASH FROM INVESTING ACTIVITIES	51,210	(392,078)	(486,285)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt		306,000	
Dividends paid	(14,402)	(13,998)	(13,535)
Proceeds from exercise of stock options	1,788	300	2,281
Proceeds from employee stock purchase plan	658	998	191
Purchase of treasury stock	(44)	(40,246)	(21,816)
NET CASH FROM FINANCING ACTIVITIES	(12,000)	253,054	(32,879)
CASH FROM CONTINUING OPERATIONS	105,259	(40,592)	(481,887)

(Continued)

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
DISCONTINUED OPERATIONS			
Operating activities	1,532	1,976	(20,636)
Investing activities:			
Capital expenditures	(15)	(114)	(2,428)
Sale of properties	19,516		8,300
Financing activities:			
Proceeds from issuance of long-term debt			700,000
Repayments of long-term debt			(172,705)
Payment of Spin-off and Merger Transaction costs			(31,763)
Payment of working capital adjustment related to Merger			(2,875)
CASH FROM DISCONTINUED OPERATIONS	21,033	1,862	477,893
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	126,292	(38,730)	(3,994)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	67,447	106,177	110,171
CASH AND CASH EQUIVALENTS AT END OF YEAR	$193,739	$ 67,447	$ 106,177
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid (received) during the year for:			
Interest paid	$ 24,634	$ 12,113	$ 8,429
Interest received	(9,161)	(23,323)	(19,816)
Income taxes	3,914	20,059	35,550
Income tax refunds	(2,896)	(18,049)	(3,671)
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Divestiture of broadcasting business — decrease in Net Liabilities of Broadcasting Business and increase in Additional Paid-in Capital			495,335
Spin-off and Merger Transaction costs — decrease in Other Assets and decrease in Additional Paid-In Capital			4,253
Increase in Dividends Payable and decrease in Retained Earnings			
Cancellation of treasury stock:			
Decrease in Treasury Stock and Class B Common Stock			117
Decrease in Treasury Stock and Additional Paid-in Capital			187,966

(Concluded)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

1. BASIS OF PRESENTATION

The consolidated financial statements reflect the results of Pulitzer Inc.'s (the "Company") newspaper publishing and new media operations located in 14 markets in the United States.

On March 18, 1999, the spin-off of the newspaper publishing and related new media businesses formerly operated by Pulitzer Publishing Company ("Old Pulitzer") was completed with the Company commencing operations as an independent publicly traded newspaper publishing and new media company (the "Spin-off"). Following the Spin-off, Old Pulitzer with its remaining broadcasting business ("Broadcasting Business") was merged with and into Hearst-Argyle Television, Inc. ("Hearst-Argyle") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock (the "Merger"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

As a result of the Broadcast Transaction, the Company is the continuing entity for financial reporting purposes. Old Pulitzer's historical basis in its newspaper publishing and related new media assets and liabilities has been carried over to the Company. The distribution of the net liabilities of the Broadcasting Business has been recorded as a capital contribution to the Company. The Broadcast Transaction represents a reverse-spin transaction and, accordingly, the Company's results of operations for periods prior to the consummation of the Broadcast Transaction are identical to the historical results previously reported by Old Pulitzer. Results of the Company's newspaper publishing and related new media businesses are reported as continuing operations in the consolidated statements of income. The results of the Broadcasting Business prior to the Merger are reported as discontinued operations. Additionally, sales of various properties in 2001 are also reported as discontinued operations for all periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiary companies, all of which are wholly-owned except for the Company's 95 percent interest in the results of operations of the St. Louis Post-Dispatch LLC. (see Note 3) All significant intercompany transactions have been eliminated from the consolidated financial statements.

Fiscal Year — The Company's fiscal year ends on the last Sunday of the calendar year, which in 2000 resulted in a 14 week fourth quarter and a 53-week year. In 2001 and 1999, the fourth quarter was 13 weeks and the year was 52 weeks. For ease of presentation, the Company has used December 31 as the year-end.

Cash Equivalents — For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities — Marketable securities consist of fixed income securities, including, but not limited to, debt securities issued by the U.S. government and related agencies, municipal securities, corporate securities and various asset-backed securities. Marketable securities are recorded at fair value with unrealized gains and losses reported, net of tax, as a component of other comprehensive income. The basis of cost used in determining realized gains and losses is specific identification. The fair value of all securities is determined by quoted market prices. All of the Company's marketable securities represent "available-for-sale" securities as defined by the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115.

Accounts receivable — The Company evaluates its allowances for uncollectible trade accounts receivable based on customers' credit history, payment trends, and other economic factors to the extent available.

Inventory Valuation — Inventory, which consists primarily of newsprint, is stated at the lower of cost (determined using the last-in, first-out method) or market. If the first-in, first-out cost method had been used, inventory would have been reduced by $75,000 at December 31, 2001 and inventory would have increased by $726,000 at December 31, 2000. Ink and other miscellaneous supplies are expensed as purchased.

Property and Depreciation — Property is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. Buildings are depreciated over 15 to 40 years and all other property over lives ranging from 3 to 15 years.

Intangible Assets — Goodwill is being amortized over a life of 40 years while other intangible assets are being amortized over lives ranging from 4 to 23 years. In addition, the intangible asset relating to the Company's additional minimum pension liability under SFAS No. 87 is adjusted annually, as necessary, when a new determination of the amount of the additional minimum pension liability is made.

Long-Lived Assets — The Company considers the possible impairment of its properties and intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management periodically evaluates the recoverability of long-lived assets by reviewing the current and projected cash flows of each of its properties. If a permanent impairment were deemed to exist, any write-down would be charged to operations. For the periods presented, there has been no impairment.

Employee Benefit Plans — The Company and its subsidiaries have several noncontributory defined benefit pension plans covering a significant portion of their employees. Benefits under the plans are generally based on salary and years of service. The Company's liability and related expense for benefits under the plans are recorded over the service period of active employees based upon annual actuarial calculations. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of cash, government and corporate bonds, and corporate equity securities.

The Company provides retiree medical and life insurance benefits under varying postretirement plans at several of its operating locations. In addition, the Company provides postemployment disability benefits to certain former employee groups prior to retirement. The significant portion of these benefits results from plans at the *St. Louis Post-Dispatch* (the *"Post-Dispatch"*). The Company's liability and related expense for benefits under the postretirement plans are recorded over the service period of active employees based upon annual actuarial calculations. The Company accrues postemployment disability benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid. All of the Company's postretirement and postemployment benefits are principally funded on a pay-as-you-go basis.

Income Taxes — Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been included in either the financial statements or tax returns of the Company. Under this asset and liability approach, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse.

Stock-Based Compensation Plans — The Company applies the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations to account for its employee stock option plans. As a consequence, compensation expense is not recorded by the Company for the issuance of stock options or for shares purchased under the employee stock purchase plans.

Earnings Per Share of Stock — Basic earnings per share of stock is computed using the weighted average number of common and Class B common shares outstanding during the applicable period. Diluted earnings per share of stock is computed using the weighted average number of common and Class B common shares outstanding and common stock equivalents. (see Note 14)

Segment Information — Prior to the Broadcast Transaction (see Note 1), the Company's operations included both a publishing and broadcast segment. As a result of the Broadcast Transaction, the broadcast segment has been presented as discontinued operations in the consolidated financial statements. The

Company's remaining reportable segment, publishing, aggregates its combined St. Louis operations and Pulitzer Newspapers, Inc. operating segments.

Derivative Instruments and Hedging Activities — In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which after being amended by SFAS Nos. 137 and 138, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. The Company recorded no transition adjustment upon adoption of SFAS No. 133 on January 1, 2001.

In December 2001, the Company entered into an interest rate swap to convert a portion of its fixed rate debt to a variable rate. The swap is designated as a fair-value hedge, and the Company employs the shortcut method which results in the offsetting of changes in the fair-value of the swap and related debt.

New Accounting Pronouncements — In July 2001, The Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet certain criteria. The statement applies to all business combinations initiated after June 30, 2001.

SFAS No. 142, which is effective for fiscal periods beginning after December 15, 2001, requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill and other indefinite lived intangible assets should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount.

The Company's preliminary evaluations indicate that no impairment reserves will be necessary upon implementation of SFAS No. 142 on December 31, 2001, and that $21,600,000 of goodwill amortization that negatively impacted 2001 earnings per diluted share from continuing operations by $0.69 will not be present in 2002.

The Company has early adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with the provisions of SFAS No. 144, the operations and related gains and losses on properties sold in 2001 have been presented as discontinued operations in the accompanying consolidated statements of income.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates utilized in preparing the accompanying consolidated financial statements include the Company's allowance for doubtful accounts, reserves for self-insured benefit plans related to health benefits, and pension liabilities.

Reclassifications — Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

3. AGENCY AGREEMENTS

On May 1, 2000, the Company and The Herald Company, Inc. ("Herald") completed the transfer of their respective interests in the assets and operations of the Post-Dispatch and certain related businesses to a new joint venture (the "Venture"), known as St. Louis Post-Dispatch LLC ("PD LLC"). The Company controls and manages PD LLC. Under the terms of the operating agreement governing PD LLC (the

"Operating Agreement"), the Company holds a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Herald's 5 percent interest is reported as "Minority Interest in Net Earnings of Subsidiary" in the consolidated statements of income for 2001 and 2000. Also, under the terms of the Operating Agreement, Herald received on May 1, 2000 a cash distribution of $306,000,000 from PD LLC. This distribution was financed by a $306,000,000 borrowing by PD LLC ("Loan") (see Note 8). The Company's entry into the Venture was treated as a purchase for accounting purposes.

During the first ten years of its term, PD LLC is restricted from making distributions (except under specified circumstances), capital expenditures and member loan repayments unless it has set aside out of its cash flow a reserve equal to the product of $15,000,000 and the number of years since May 1, 2000, but not in excess of $150,000,000. On May 1, 2010, Herald will have a one-time right to require PD LLC to redeem Herald's interest in PD LLC, together with Herald's interest, if any, in another limited liability company in which the Company is the managing member and which is engaged in the business of delivering publications and products in the greater St. Louis metropolitan area ("DS LLC"). The redemption price for Herald's interest will be determined pursuant to a formula yielding an amount which will result in the present value to May 1, 2000 of the after-tax cash flows to Herald (based on certain assumptions) from PD LLC, including the initial distribution and the special distribution described below, if any, and from DS LLC, being equal to $275,000,000. In the event that PD LLC has an increase in the tax basis of its assets as a result of Herald's recognizing taxable income from certain transactions effected under the agreement governing the contributions of the Company and Herald to PD LLC and the Operating Agreement or from the transactions effected in connection with the organization of DS LLC, Herald generally will be entitled to receive a special distribution from PD LLC in an amount that corresponds, approximately, to the present value after-tax benefit to the members of PD LLC of the tax basis increase. Upon the termination of PD LLC and DS LLC, which will be on May 1, 2015 (unless Herald exercises the redemption right described above), Herald will be entitled to the liquidation value of its interest in PD LLC and DS LLC. The Company may purchase Herald's interest at that time for an amount equal to what Herald would be entitled to receive on liquidation of PD LLC and DS LLC. That amount will be equal to the amount of its capital accounts, after allocating the gain or loss that would result from a cash sale of PD LLC's and DS LLC's assets for their fair market value at that time. Herald's share of such gain or loss generally will be 5 percent, but will be reduced (but not below 1 percent) to the extent that the present value to May 1, 2000 of the after-tax cash flows to Herald from PD LLC and from DS LLC, including the initial distribution, the special distribution described above, if any, and the liquidation amount (based on certain assumptions), exceeds $325,000,000.

Prior to May 1, 2000, the operations of the *Post-Dispatch* and certain related businesses, referred to as the "St. Louis Agency", were governed by the St. Louis Agency Agreement dated March 1, 1961, as amended, between the Company and Herald. Under that agreement, the Company and Herald generally shared one-half of the operating profits and losses, as well as capital expenditures, on a 50-50 basis. For operations prior to May 1, 2000, Herald's 50 percent share of the St. Louis Agency profit is reported as an operating expense under the caption "St. Louis Agency adjustment" in the accompanying consolidated statements of income.

In Tucson, Arizona, a separate partnership, TNI Partners, ("TNI"), acting as agent for the *Arizona Daily Star* (the *"Star"*, a newspaper owned by the Company) and the *Tucson Citizen* (the *"Citizen"*, a newspaper owned by Gannett Co., Inc.), is responsible for printing, delivery, advertising, and circulation of the *Star* and the *Citizen*. TNI collects all of the receipts and income relating to the *Star* and the *Citizen* and pays all operating expenses incident to the partnership's operations and publication of the newspapers. Each newspaper is solely responsible for its own news and editorial content. Net income or net loss of TNI is allocated equally to the *Star* and the *Citizen*. The Company's 50 percent share of TNI's operating results is presented as a single component of operating income in the accompanying consolidated statements of income.

Summarized financial information for TNI is as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Current assets	$15,188	$16,677
Current liabilities	$ 8,917	$ 7,879
Partners' equity	$ 6,271	$ 8,798

	Year Ended December 31, 2001	2000	1999
		(In thousands)	
Operating revenues	$107,238	$121,150	$114,426
Operating income	$ 35,008	$ 44,974	$ 43,930
Company's share of operating income	$ 17,504	$ 22,487	$ 21,965

4. DISCONTINUED OPERATIONS

In 2001, the Company recorded a pretax loss of approximately $4,100,000 related to the sale of its daily newspaper located in Troy, Ohio and the sale of its St. Louis Internet Service Provider (ISP) business and a pretax gain of approximately $1,400,000 resulting from the sale of its weekly newspaper in Petaluma, California. The operating results and related gain or loss on the sale of these properties in 2001 along with their operating results for 2000 and 1999 have been presented as discontinued operations in the accompanying consolidated statements of income.

Discontinued operations in 1999 also include the Broadcasting Business owned by Old Pulitzer prior to the Merger, including the allocation of all long-term debt balances and related interest expense amounts of Old Pulitzer prior to the Merger. The net liability balance of the Broadcasting Business as of March 18, 1999, including the $700,000,000 of debt incurred as part of the Broadcast Transaction, was contributed to "Additional Paid-in Capital" of the Company at the time of the Merger.

The net income/(loss) from discontinued operations, without allocation of any general corporate expense, is reflected in the consolidated statements of income as "Income (Loss) from Discontinued Operations, Net of Tax" and is summarized as follows:

	Year Ended December 31, 2001	2000	1999(a)
		(In thousands)	
Operating revenues	$ 2,466	$10,382	$ 55,536
Operating expenses	3,211	9,863	68,172
Operating income (loss)	(745)	519	(12,636)
Interest expense		9	3,123
Loss on sale of assets	2,671		
Loss on extinguishment of debt(b)			17,955
Income (loss) before income taxes	(3,416)	510	(33,714)
Income tax provision (benefit)	(1,792)	206	(10,118)
Net income (loss)	$(1,624)	$ 304	$(23,596)

(a) The Company's results for 1999 reflect the operations of the Broadcast Business only through March 18, 1999, the date of the Merger, and include approximately $25,305,000 of stock option cash-outs and bonus payments to employees of the broadcasting business in connection with the Merger on March 18, 1999.

(b) On March 18, 1999, in connection with the Spin-off and Merger, Old Pulitzer prepaid its existing long-term debt and incurred a prepayment penalty of approximately $17,205,000. This prepayment penalty, along with the write-off of deferred financing fees of approximately $750,000, has been included in the results of discontinued operations for 1999.

5. ACQUISITION OF PROPERTIES

On February 1, 2001, the Company, through its Pulitzer Newspapers, Inc. ("PNI") Group, acquired in an asset purchase *The Lompoc Record,* a daily newspaper located in Lompoc, California, and during the second half of 2000 and in 2001, acquired several weekly newspapers (in separate transactions) that complement its daily newspapers in several markets (collectively the "PNI Acquisitions.").

On August 10, 2000, the Company acquired the assets of the Suburban Newspapers of Greater St. Louis, LLC and the stock of The Ladue News, Inc. (collectively the "Suburban Journals") for approximately $172,000,000, excluding acquisition costs and a separate payment for working capital of approximately $7,000,000 (the "Journals Acquisition"). The Suburban Journals are a group of weekly papers and various niche publications that serve the greater St. Louis, Missouri metropolitan area. The Company funded this acquisition with internal cash generated from the sale of a portion of its marketable security investments.

On January 11, 2000, the Company acquired in an asset purchase *The Pantagraph,* a daily and Sunday newspaper that serves the central Illinois cities of Bloomington and Normal, and a group of seven community newspapers known as the Illinois Valley Press, from The Chronicle Publishing Company of San Francisco for an aggregate of $180,000,000, excluding acquisition costs (*"The Pantagraph* Acquisition"). The Company funded this acquisition with internal cash generated from the sale of a portion of its marketable security investments.

In connection with *The Pantagraph* Acquisition, the Venture (See Note 3) and the Journals Acquisition (collectively, the "Newspaper Transactions"), the Company recorded goodwill of approximately $616,000,000.

The following supplemental unaudited pro forma information shows the results of operations of the Company and its subsidiaries for fiscal 2000 and 1999 assuming the Newspaper Transactions and the Loan had been consummated at the beginning of each year. The unaudited pro forma financial information is not necessarily indicative either of results of operations that would have occurred had the Newspaper Transactions and Loan occurred at the beginning of each year, or of future results of operations (in thousands, except per share amounts).

	Year Ended December 31,	
	2000	1999
	(Unaudited)	
Operating revenues — net	$429,636	$406,781
Operating income	$ 69,703	$ 43,504
Income from continuing operations	$ 31,198	$ 13,369
Basic earnings per share of stock:		
Income from continuing operations	$ 1.43	$ 0.59
Weighted average number of shares outstanding	21,757	22,578
Diluted earnings per share of stock:		
Income from continuing operations	$ 1.43	$ 0.59
Weighted average number of shares outstanding	21,786	22,601

The pro forma results of the 2001 PNI Acquisitions have not been reflected in the above pro forma amounts because the impact was not significant to the Company.

6. MARKETABLE SECURITIES

As of December 31, 2001, the Company had no investments classified as available for sale securities. Investments classified as available for sale securities at December 31, 2000 consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities issued by the U.S. Government and agencies	$ 80,933	$369	$(170)	$ 81,132
Municipal securities	5,522		(164)	5,358
Corporate securities	17,791	55	(200)	17,646
Mortgage-backed securities	5,652	87	(12)	5,727
Other debt securities	17,344	48	(389)	17,003
Total investments	$127,242	$559	$(935)	$126,866

For the year ended December 31, 2001, proceeds from the sale of marketable securities were $145,968,000 resulting in gross realized gains and losses of $1,223,000 and $621,000, respectively. In addition, net unrealized losses of $229,000, after tax, are included in other comprehensive income for the year ended December 31, 2001.

For the year ended December 31, 2000, proceeds from sales of marketable securities were $414,523,000, resulting in gross realized gains and losses of $344,000 and $4,262,000, respectively. In addition, net unrealized gains of $3,946,000, after tax, are included in other comprehensive income for the year ended December 31, 2000.

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,	
	2001	2000
	(In thousands)	
Goodwill	$800,673	$797,954
Intangible pension asset (Note 9)	592	2,442
Advertising base, subscriber lists & other	99,962	80,602
Total	901,227	880,998
Less accumulated amortization	69,390	42,986
Total intangible assets — net	$831,837	$838,012

8. FINANCING ARRANGEMENTS

In connection with the Venture (see Note 3), on May 1, 2000, PD LLC borrowed $306,000,000 (the "Loan") from a group of institutional lenders (the "Lenders") led by Prudential Capital Group, a division of The Prudential Insurance Company of America. The aggregate principal amount of the Loan is payable on April 28, 2009 and bears interest at an annual rate of 8.05 percent. The Loan is guaranteed by the Company pursuant to a Guaranty Agreement dated as of May 1, 2000 ("Guaranty Agreement") with the Lenders. In turn, pursuant to an Indemnity Agreement dated as of May 1, 2000 ("Indemnity Agreement") entered into between Herald and the Company, Herald agreed to indemnify the Company for any payments that the Company may make under the Guaranty Agreement.

The terms of the Loan contain certain covenants and conditions including the maintenance of cash flow and various other financial ratios, minimum net worth requirements and limitations on the incurrence of other debt. In addition, the Loan agreement requires that PD LLC maintain a minimum reserve balance consisting of cash and investments in U.S. government securities, totaling approximately $24,810,000 as of December 31, 2001. The Loan agreement provides for a $3,750,000 quarterly increase in the minimum reserve balance until the balance reserved reaches $150,000,000.

In December 2001, the Company entered into an interest rate swap contract to convert a portion of the Company's fixed rate debt to a variable rate. The interest swap has a $50,000,000 notional amount and matures on April 28, 2009. Under the terms of the agreement, the Company pays interest at a variable rate based upon LIBOR plus 2.365 percent and receives interest at a fixed rate of 8.05 percent. The floating interest rate re-prices quarterly. The impact of the swap results in approximately 16.3 percent of the Company's long-term debt being subject to variable interest rates.

As of December 31, 2001, the fair value of the interest rate swap represented an unrealized loss of $800,000 which is offset by an unrealized gain of $800,000 on the related portion of the long-term debt.

9. PENSION PLANS

The pension cost components for the Company's pension plans are as follows:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Service cost for benefits earned during the year	$ 3,775	$ 3,275	$ 3,212
Interest cost on projected benefit obligation	9,043	8,792	7,598
Expected return on plan assets	(10,003)	(10,118)	(8,715)
Amortization of prior service cost	284	284	(18)
Amortization of transition obligation	181	181	211
Amortization of gain	(494)	(1,756)	(239)
Cost for special termination benefits	380	761	
Net periodic pension cost	$ 3,166	$ 1,419	$ 2,049

	December 31,	
	2001	2000
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$125,993	$116,622
Service cost	3,775	3,275
Interest cost	9,043	8,792
Actuarial loss	2,457	3,704
Benefits paid	(6,545)	(7,161)
Special termination benefits	380	761
Benefit obligation at end of year	135,103	125,993
Change in plan assets:		
Fair value of plan assets at beginning of year	114,625	122,261
Actual loss on plan assets	(9,686)	(1,189)
Employer contributions	1,435	714
Benefits paid	(6,545)	(7,161)
Fair value of plan assets at end of year	99,829	114,625
Funded status — benefit obligation in excess of plan assets	35,274	11,368
Unrecognized net actuarial gain (loss)	(4,927)	17,281
Unrecognized prior service cost	(1,400)	(1,684)
Unrecognized transition obligation	(373)	(554)
Contribution adjustment	(431)	
Net amount recognized	$ 28,143	$ 26,411
Amounts recognized in the Statement of Financial Position consist of:		
Accrued benefit liability	$ 32,810	$ 29,081
Intangible asset (Note 7)	(592)	(2,442)
Accumulated other comprehensive income	(4,075)	(228)
Net amount recognized	$ 28,143	$ 26,411

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $135,103,000, $127,618,000 and $99,829,000, respectively, at December 31, 2001 and $17,785,000, $17,573,000 and $0, respectively, at December 31, 2000.

The projected benefit obligation was determined using assumed discount rates of 7.0, 7.5, and 7.75 percent at year-end 2001, 2000 and 1999, respectively. The expected long-term rate of return on plan assets was 9.0 percent for 2001 and 8.5 percent for 2000 and 1999. For those plans that pay benefits based on final compensation levels, the actuarial assumptions for overall annual rate of increase in future salary levels was 4.0 percent for 2001, and 5.0 percent for 2000 and 1999.

Certain of the Company's employees participate in multi-employer retirement plans sponsored by their respective unions. Amounts charged to operations, representing the Company's required contributions to these plans in 2001, 2000 and 1999, were approximately $887,000, $952,000 and $963,000, respectively. These amounts have been recognized as an operating expense.

The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees. Contributions by the Company amounted to approximately $2,086,000, $1,919,000 and $1,687,000 for 2001, 2000 and 1999, respectively.

10. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The net periodic postretirement benefit cost components related to continuing operations are as follows:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Service cost for benefits earned during the year	$ 1,732	$ 1,213	$ 1,040
Interest cost on projected benefit obligation	6,380	5,117	4,020
Amortization of prior service cost	(1,143)	(1,143)	(1,287)
Amortization of net gain	360	(884)	(1,131)
Net periodic postretirement benefit cost	$ 7,329	$ 4,303	$ 2,642

The Company funds its postretirement benefit obligation on a pay-as-you-go basis. For 2001, 2000, and 1999, the Company made payments of $5,326,000, $4,560,000, and $4,110,000, respectively.

	December 31,	
	2001	2000
	(In thousands)	
Benefit obligation at beginning of year	$76,276	$68,223
Service cost	1,732	1,213
Interest cost	6,380	5,117
Actuarial (gain)/loss	13,463	(6,283)
Benefits paid	(5,326)	(4,560)
Benefit obligation at end of year	92,525	76,276
Plan assets at beginning and end of year	0	0
Funded status	92,525	76,276
Unrecognized net actuarial gain/(loss)	(6,902)	6,026
Unrecognized prior service cost	490	1,627
Net amount recognized — accrued benefit cost	$86,113	$83,929

For 2001 measurement purposes, health care cost trend rates of 8.5, 7.5 and 7.0 percent were assumed for indemnity plans, PPO plans and HMO plans, respectively. For 2001, these rates were assumed to decrease gradually to 5.5 percent through the year 2011 and remain at that level thereafter. For 2000 measurement purposes, health care cost trend rates of 8.5, 7.5 and 7.0 percent were assumed for indemnity plans, PPO plans and HMO plans, respectively. For 2000, the rates were assumed to decrease gradually to 5.5 percent through the year 2010 and remain at that level thereafter.

Administrative costs related to indemnity plans were assumed to increase at a constant annual rate of 6.0 percent for 2001, 2000 and 1999. The assumed discount rate used in estimating the accumulated postretirement benefit obligation was 7.0, 7.5 and 7.75 percent for 2001, 2000 and 1999, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on reported amounts for 2001:

	Continuing Operations 1-percentage-point	
	Increase	Decrease
	(In thousands)	
Effect on net periodic postretirement benefit cost	$ 1,850	$(1,508)
Effect on postretirement benefit obligation	$10,751	$(8,919)

The Company's postemployment benefit obligation, representing certain disability benefits at the *Post-Dispatch,* was $3,543,000 at December 31, 2001 and $3,389,000 at December 31, 2000.

11. INCOME TAXES

Provisions for income taxes (benefits) consist of the following for continuing operations:

	Continuing Operations Year Ended December 31,		
	2001	2000	1999
	(In thousands)		
Current:			
Federal	$2,460	$16,875	$20,071
State and local	172	1,182	2,493
Deferred:			
Federal	5,037	4,983	(4,006)
State and local	352	349	(497)
Total	$8,021	$23,389	$18,061

Factors causing effective tax rates to differ from the statutory Federal income tax rate were:

	Continuing Operations Year Ended December 31,			Discontinued Operations Year Ended December 31,		
	2001	2000	1999	2001	2000	1999
Statutory rate	35%	35%	35%	(35)%	35%	(35)%
Amortization of intangibles	8	3	4	1	3	
Book basis goodwill in excess of tax				(14)		
State and local income taxes and other	(5)	2	3	(4)	2	5
Total	38%	40%	42%	(52)%	40%	(30)%

In connection with the Venture (see Note 3) transaction in May 2000, the Company recorded a net deferred tax asset of approximately $15,965,000. The Company's deferred tax assets and liabilities, net, which have been included in other assets in the statements of consolidated financial position, consisted of the following:

	December 31,	
	2001	2000
	(In thousands)	
Deferred tax assets:		
Pensions and employee benefits	$15,472	$18,940
Postretirement benefit costs	33,232	32,330
Other	2,783	1,144
Total	51,487	52,414
Deferred tax liabilities:		
Depreciation	14,703	15,519
Amortization	22,638	14,156
Total	37,341	29,675
Net deferred tax asset	$14,146	$22,739

The Company had no valuation allowance for deferred tax assets as of year-end 2001, 2000 and 1999.

12. STOCKHOLDERS' EQUITY

Each share of the Company's common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes on all matters. As of December 31, 2001, holders of outstanding shares of the Company's Class B common stock represented 92.9 percent of the combined voting power of the Company, with holders of the Company's common stock representing the balance of the voting power. As of December 31, 2001, approximately 94.4 percent of the holders of outstanding shares of the Company's Class B common stock representing 87.8 percent of the combined voting power have deposited their shares in a voting trust (the "Voting Trust"). Each share of the Company's Class B common stock is convertible into one share of the Company's common stock at the holder's option subject to the limitations imposed by the Voting Trust on the shares of Class B common stock deposited thereunder. The Voting Trust permits the conversion of the Class B common stock deposited in the Voting Trust into common stock in connection with certain permitted transfers, including, without limitation, sales which are exempt from the registration requirements of the Securities Act of 1933, as amended, sales which meet the volume and manner of sale requirements of Rule 144 promulgated thereunder and sales which are made pursuant to registered public offerings.

The trustees generally hold all voting rights with respect to the shares of Class B common stock subject to the Voting Trust; however, in connection with certain matters, including any proposal for a merger, consolidation, recapitalization or dissolution of the Company or disposition of all or substantially all its assets, the calling of a special meeting of stockholders and the removal of directors, the Trustees may not vote the shares deposited in the Voting Trust except in accordance with written instructions from the holders of the Voting Trust Certificates. The Voting Trust may be terminated with the written consent of holders of two-thirds in interest of all outstanding Voting Trust Certificates. Unless extended or terminated by the parties thereto, the Voting Trust expires on March 18, 2009.

In 2001, the Company declared and paid cash dividends of $0.68 per share of common stock and Class B common stock. In 2000, the Company declared and paid cash dividends of $0.64 per share of common stock and Class B common stock. In 1999, the Company declared and paid cash dividends of $0.45 per share of common stock and Class B common stock. A cash dividend of $0.15 per share of common stock and Class B common stock was declared in December 1998 and paid to stockholders in January 1999. This dividend represented the acceleration of the Company's dividend historically declared in the first quarter of each fiscal year.

On July 16, 1999, the Company's Board of Directors approved the repurchase of up to $50,000,000 of its common stock in the open market. On May 1, 2000, the Company announced that its Board of Directors had authorized the repurchase of an additional $50,000,000 of its common stock. During the third quarter of 2000, the Company's Board of Directors amended the Company's repurchase program to provide for both the purchase of Class B shares and the purchase of shares in privately negotiated transactions. On August 16, 2000, the Company purchased 1,000,000 shares of Class B common stock from Michael E. Pulitzer, the Company's Chairman of the Board, for approximately $40,100,000. As of December 31, 2001, the Company had repurchased 1,000,000 shares of Class B common stock and 529,004 shares of common stock for a combined purchase price of approximately $62,000,000 leaving $38,000,000 in remaining stock repurchase authority. The repurchased shares have been included in treasury stock of the Company.

13. COMMON STOCK PLANS

Since 1986, Old Pulitzer maintained employee stock option plans ("Prior Option Plans") that provided for the issuance of incentive stock options to key employees and outside directors. On March 18, 1999, immediately prior to the Broadcast Transaction and pursuant to the Merger Agreement, Old Pulitzer redeemed all outstanding stock options, whether or not vested, and terminated the Prior Option Plans. Old Pulitzer redeemed the stock options at a cash-out value ("Cash-Out Value") equal to the difference between the option exercise price and the average daily closing price of Old Pulitzer common stock for the 10 trading days ending on March 16, 1999. The total Cash-Out Value amounted to approximately $35,200,000, including $1,200,000 recorded as deferred compensation in other long-term liabilities of Old Pulitzer. In addition to the stock option cash-outs, bonus payments made at the time of the Broadcast Transaction were also expensed in 1999. Total stock option cash-out and bonus expense of approximately $52,000,000 was recorded in 1999, including approximately $26,685,000 related to publishing employees recorded in continuing operations and approximately $25,305,000 related to broadcasting employees recorded in discontinued operations.

On May 12, 1999, the Company's stockholders approved the adoption of the Pulitzer Inc. 1999 Stock Option Plan (the "Option Plan"). The Option Plan provides for the issuance of stock options to key employees and outside directors for the purchase of up to a maximum of 3,000,000 shares of common stock. Under the Option Plan, options to purchase 3,000 shares of common stock will be automatically granted to each non-employee director on the day following each annual meeting of the Company's stockholders and will vest on the date of the next annual meeting of the Company's stockholders. Total shares available for issue to outside directors under this automatic grant feature are limited to a maximum of 200,000. The issuance of all other options will be administered by a committee of the Board of Directors, subject to the Option Plan's terms and conditions. Specifically, for incentive stock option grants, the exercise price per share may not be less than the fair market value of a share of common stock at the date of grant. In addition, exercise periods may not exceed ten years and the minimum vesting period is established at six months from the date of grant. Option awards to an individual employee may not exceed 200,000 shares in a calendar year. In general, employee option grants provide for an exercise term of ten years from the date of grant and vest in equal installments over a three-year period.

Transactions under the 1999 Stock Option Plan are summarized as follows:

	Shares	Price Range	Weighted Average Price
Common Stock Options:			
Outstanding, January 1, 1999	909,608	$ 9.27–$88.28	$34.34
Granted (weighted average value at grant date of $13.54)	1,014,559	$39.69–$46.31	$40.03
Canceled	(8,265)	$18.55–$88.28	$69.84
Canceled and cashed-out	(806,040)	$ 9.27–$58.81	$35.27
Exercised	(96,553)	$ 9.27–$58.81	$23.63
Outstanding, December 31, 1999	1,013,309	$39.69–$46.31	$40.03
Granted (weighted average value at grant date of $12.18)	533,500	$37.31–$43.87	$43.60
Canceled	(48,757)	$39.69–$39.88	$39.78
Exercised	(7,544)	$39.69–$39.88	$39.77
Outstanding, December 31, 2000	1,490,508	$37.31–$46.31	$41.31
Granted (weighted average value at grant date of $13.07)	561,857	$43.76–$54.20	$48.92
Canceled	(25,373)	$39.69–$43.87	$42.48
Exercised	(44,510)	$39.69–$43.87	$40.16
Outstanding, December 31, 2001	1,982,482	$37.31–$54.20	$41.31
Exercisable, December 31, 2001	941,325	$37.31–$46.31	$40.85
Shares Available for Grant at December 31, 2001	965,464		

On May 12, 1999, the Company's stockholders approved the adoption of the Pulitzer Inc. Key Employees' Restricted Stock Purchase Plan (the "Restricted Plan"). The Restricted Plan provides that an employee may receive, at the discretion of a committee of the Board of Directors, a grant or right to purchase at a particular price, shares of common stock subject to restrictions on transferability. Restricted stock vests in three or four years after the grant date, depending upon which subsidiary the employee works for. A maximum of 500,000 shares of common stock may be granted and purchased by employees under the Restricted Plan. Compensation expense equal to the fair market value of common stock awards on the date of grant is recognized over the vesting period of the grants. Transactions under the Restricted Plan are summarized as follows:

	Shares	Price Range	Weighted Average Price
Common Stock Grants:			
Outstanding, January 1, 1999	3,278	$24.53–$57.84	$45.31
Granted	8,341	$39.88–$41.88	$40.43
Canceled	(171)	$41.88	$41.88
Vested	(3,278)	$24.53–$57.84	$45.31
Outstanding, December 31, 1999	8,170	$39.88–$41.88	$40.40
Granted	1,384	$41.31–$42.88	$42.74
Canceled	(500)	$41.88	$41.88
Outstanding, December 31, 2000	9,054	$39.88–$42.88	$40.68
Canceled	(1,033)	$41.88–$42.88	$41.99
Outstanding, December 31, 2001	8,021	$39.88–$42.88	$40.51
Shares Available for Grant at December 31, 2001	413,899		

Additionally, under the 1999 Key Employee's Restricted Stock Purchase Plan, the Company has granted restricted stock unit awards of 25,080, 25,000, and 28,000 for the years ended December 31, 2001, 2000, and 1999, at a price of $48.22, $44.20 and $39.875, respectively. Compensation expense is recognized ratably over the three-year vesting period.

As required by SFAS No. 123, Accounting for Stock Based Compensation, the Company has estimated the fair value of its option grants by using the binomial options pricing model with the following assumptions:

	December 31,		
	2001	2000	1999
Expected life (years)	7	7	7
Risk-free interest rate	5.0%	5.5%	5.8%
Volatility	21.0%	21.1%	28.2%
Dividend yield	1.4%	1.6%	1.4%

As discussed in Note 2, the Company applies the provisions of APB 25 to account for its stock option plans. If compensation expense for the Company were determined on the estimated fair value of the options granted consistent with SFAS No. 123, the Company's net income and earnings per share would have been as follows:

	December 31,		
	2001	2000	1999
	(In thousands, except earnings per share)		
Pro forma net income (loss)	$6,305	$31,853	$ 307
Pro forma earnings per share:			
Basic	$ 0.30	$ 1.46	$0.01
Diluted	$ 0.30	$ 1.46	$0.01

The Company maintains employee stock purchase plans (the "Purchase Plans") that allow eligible employees to authorize payroll deductions for the periodic purchase of the Company's common stock at a price generally equal to 85 percent of the common stock's then fair market value. In general, all employees of the Company and its subsidiaries are eligible to participate in the Purchase Plans following their hire date. Subject to appropriate adjustment for stock splits and other capital changes, the Company may sell a total of 600,000 shares of its common stock under the Purchase Plans. Shares sold under the Purchase Plans may be either authorized and unissued or held by the Company in its treasury. The Company sold and issued 14,080, 26,280 and 4,945 shares of common stock under the Purchase Plans for the years ended 2001, 2000 and 1999, respectively.

14. EARNINGS PER SHARE

Weighted average shares of common and Class B common stock and common stock equivalents used in the calculation of basic and diluted earnings per share are summarized as follows:

	December 31,		
	2001	2000	1999
	(In thousands)		
Weighted average shares outstanding (Basic EPS)	21,192	21,757	22,578
Stock option equivalents	172	29	23
Weighted average shares and equivalents (Diluted EPS)	21,364	21,786	22,601

Stock option equivalents included in the Diluted EPS calculation were determined using the treasury stock method. Under the treasury stock method and SFAS No. 128, Earnings per Share, outstanding stock options are dilutive when the average market price of the Company's common stock exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period.

15. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company and its subsidiaries had construction and equipment commitments of approximately $21,600,000.

As of December 31, 2001, the Company had an unfunded capital contribution commitment related to a limited partnership in which it is an investor of approximately $10,800,000.

In October 2001, the Internal Revenue Service ("IRS") formally proposed that Old Pulitzer's taxable income for the tax year ended March 18, 1999 be increased by approximately $80.4 million based on the assertion that Old Pulitzer was required to recognize a taxable gain in that amount as a result of the Spin-off. The Company is obligated under the Merger Agreement to indemnify Hearst-Argyle against any tax liability attributable to the Spin-off and has the right to control any proceedings relating to the determination of such tax liability.

The Company does not believe that Old Pulitzer realized any taxable gain in connection with the Spin-off and has contested the IRS' proposed increase in a formal written protest filed with the Appeals Office of the IRS in January 2002. While there can be no assurance that the Company will completely prevail in its position, it believes that the IRS' position is not supported by the facts or applicable legal authorities and intends to vigorously contest the IRS' determination. It thus has not accrued any liability in connection with this matter. If the IRS were completely successful in its proposed adjustment, the Company's indemnification obligation would be approximately $29.3 million, plus applicable interest, and any indemnification payment would be recorded as an adjustment to additional paid-in capital.

In February, 1998, a group of independent newspaper dealers engaged in the business of reselling the *Post-Dispatch* in vending machines and to retail establishments filed suit against the Company in the Missouri Circuit Court, Twenty-Second Judicial Circuit (St. Louis City). The court has dismissed four of the six counts in the suit. In the remaining counts, the plaintiffs allege that the Company's actions have tortiously interfered with their business expectancy of being able to sell their branches and constituted malicious trespass on their intangible property by, among other things, allegedly reducing the value of their routes. The plaintiffs seek punitive damages with respect to the tortious interference count and statutory double damages if they should prevail on the malicious interference count. The plaintiffs cite as harmful acts the Company's purchase of various home delivery routes and branches, the Company's home subscription pricing compared to its single copy pricing, and allegedly more favorable rates, fees and allowances that the Company provides to its carriers and other branch dealers. The Company has denied any liability, is vigorously defending the suit and believes that it has meritorious defenses. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition. However, depending upon the period of resolution, such effects could be material to the financial results of an individual period.

The Company has been involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, slander and defamation actions, complaints alleging discrimination, and product distribution practices. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition or results of operations.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has estimated the following fair value amounts for its financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents, Marketable Securities, Accounts Receivable and Accounts Payable — The carrying amounts of these items are a reasonable estimate of their fair value.

Long-Term Debt and Interest Rate Swap — Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for the Company's long-term debt. As of December 31, 2001, the fair-values were:

	Carrying Value	Fair Value
	(In thousands)	
Long-term debt	$305,200	$367,600
Interest rate swap	800	800
Total	$306,000	$368,400

The fair value estimates presented herein are based on pertinent information available to management as of year-end 2001. Although management is not aware of any facts that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ from the amounts presented herein.

17. NEWSPAPER PUBLISHING REVENUES

The Company's consolidated newspaper publishing revenues from continuing operations consist of the following for the years ended:

	December 31, 2001	December 31, 2000	December 31, 1999
		(In thousands)	
Combined St. Louis Operations	$299,776	$289,453	$252,950
Pulitzer Newspapers, Inc.	113,730	107,706	71,306
Total	$413,506	$397,159	$324,256

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating results for the years ended December 31, 2001 and 2000 by quarters are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except earnings per share)				
2001					
OPERATING REVENUES — NET	$101,417	$107,572	$100,204	$104,313	$413,506
INCOME FROM CONTINUING OPERATIONS	4,318	4,066	892	3,010	12,286
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(2,163)	(84)	656	(33)	(1,624)
NET INCOME	$ 2,155	$ 3,982	$ 1,548	$ 2,977	$ 10,662
BASIC EARNINGS (LOSS) PER SHARE OF STOCK (Note 14):					
Continuing operations	$ 0.20	$ 0.19	$ 0.04	$ 0.14	$ 0.58
Discontinued operations	(0.10)		0.03		(0.08)
Earnings Per Share	$ 0.10	$ 0.19	$ 0.07	$ 0.14	$ 0.50
DILUTED EARNINGS (LOSS) PER SHARE OF STOCK (Note 14):					
Continuing operations	$ 0.20	$ 0.19	$ 0.04	$ 0.14	$ 0.58
Discontinued operations	(0.10)		0.03		(0.08)
Earnings Per Share	$ 0.10	$ 0.19	$ 0.07	$ 0.14	$ 0.50

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except earnings per share)				
2000					
OPERATING REVENUES — NET	$88,618	$94,827	$98,695	$115,019	$397,159
INCOME FROM CONTINUING OPERATIONS	9,862	10,870	5,009	8,857	34,598
INCOME FROM DISCONTINUED OPERATIONS	11	117	3	173	304
NET INCOME	$ 9,873	$10,987	$ 5,012	$ 9,030	$ 34,902
BASIC EARNINGS PER SHARE OF STOCK (Note 14):					
Continuing operations	$ 0.45	$ 0.49	$ 0.23	$ 0.42	$ 1.59
Discontinued operations		0.01		0.01	0.01
Earnings Per Share	$ 0.45	$ 0.50	$ 0.23	$ 0.43	$ 1.60
DILUTED EARNINGS PER SHARE OF STOCK (Note 14):					
Continuing operations	$ 0.45	$ 0.49	$ 0.23	$ 0.42	$ 1.59
Discontinued operations		0.01		0.01	0.01
Earnings Per Share	$ 0.45	$ 0.50	$ 0.23	$ 0.43	$ 1.60

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.

* * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Pulitzer Inc.:

We have audited the consolidated financial statements of Pulitzer Inc. and its subsidiaries (the "Company") as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated February 1, 2002; such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of Pulitzer Inc. and its subsidiaries, listed in the accompanying index at Item 14(a)2.(ii). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Saint Louis, Missouri
February 1, 2002

PULITZER INC. AND SUBSIDIARIES

Schedule II — Valuation & Qualifying Accounts & Reserves

For The Years Ended December 31, 2001, 2000 & 1999

Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
			(In thousands)		
Year Ended December 31, 2001					
Valuation Accounts:					
Allowance for Doubtful Accounts	$2,587	$6,968	$338(a)	$3,869(b)	$ 6,024
Reserves:					
Accrued (Prepaid) Medical Plan	916	3,971	0	9,668(c)	(4,781)
Workers Compensation	1,194	3,403	0	2,005	2,592
Year Ended December 31, 2000					
Valuation Accounts:					
Allowance for Doubtful Accounts	$2,362	$3,377	$336(a)	$3,488(b)	$ 2,587
Reserves:					
Accrued Medical Plan	1,106	4,663	0	4,853(c)	916
Workers Compensation	1,524	1,531	0	1,861	1,194
Year Ended December 31, 1999					
Valuation Accounts:					
Allowance for Doubtful Accounts					
Continuing Operations	$1,723	$2,840	$119(a)	$2,320(b)	$ 2,362
Discontinued Operations	597	365	82(a)	1,044(b)(e)	0
Reserves:					
Accrued Medical Plan —					
Continuing Operations	1,077	4,562	0	4,533(c)	1,106
Workers Compensation					
Continuing Operations	883	1,065	0	424(d)	1,524
Discontinued Operations	317	144	0	461(d)	0

(a) Accounts reinstated, cash recoveries.

(b) Accounts written off

(c) Amount represents:

	2001	2000	1999
Claims paid	$4,350	$4,056	$3,889
Prepaid contributions	4,574	0	0
Service fees	744	1,030	662
Cash refunds	0	(233)	(18)
	$9,668	$4,853	$4,533

(d) Amount includes transfer of liability to Pulitzer Inc.

(e) Amount includes a reduction of approximately $558,000 due to the Spin-off of Broadcast operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information set forth under the caption "Management" in the Company's definitive Proxy Statement to be used in connection with the 2002 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement to be used in connection with the 2002 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the caption "Principal Stockholders" in the Company's definitive Proxy Statement to be used in connection with the 2002 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Compensation Committee Interlocks and Insider Participation" in the Company's definitive Proxy Statement to be used in connection with the 2002 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) DOCUMENT LIST

1. Financial Statements

The following financial statements are set forth in Part II, Item 8 of this Annual Report.

PULITZER INC. AND SUBSIDIARIES:

(i) Independent Auditors' Report.

(ii) Consolidated Statements of Income for each of the Three Years in the Period Ended December 31, 2001.

(iii) Consolidated Statements of Financial Position at December 31, 2001 and December 31, 2000.

(iv) Consolidated Statements of Stockholders' Equity for each of the Three Years in the Period Ended December 31, 2001.

(v) Consolidated Statements of Cash Flows for each of the Three Years in the Period Ended December 31, 2001.

(vi) Notes to Consolidated Financial Statements for the Three Years in the Period Ended December 31, 2001.

2. Supplementary Data and Financial Statement Schedules

(i) Supplementary unaudited data with respect to quarterly results of operations is set forth in Part II, Item 8 of this Annual Report.

(ii) Financial Statement Schedule II - Valuation and Qualifying Accounts and Reserves and opinion thereon are set forth in Part II, Item 8 of this Annual Report.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore have been omitted.

3. Exhibits Required by Securities and Exchange Commission Regulation S-K

(a) The following exhibits are filed as part of this Annual Report:

Exhibit No.		
10.40	—	Robert C. Woodworth Restricted Stock Unit Award dated as of December 6, 2001.
10.41	—	Split Dollar Life Insurance Agreement, dated as of January 24, 2002, by and between Pulitzer Inc. and Wesley R. Turner, as trustee of The Robert C. Woodworth and Joyce A. Woodworth Survivorship Insurance Trust.
21	—	Subsidiaries of Registrant.
22	—	Independent Auditors' Consent.
24	—	Power of Attorney.

(b) The following exhibits are incorporated herein by reference:

Exhibit No.		
3.1	—	Restated Certificate of Incorporation of Pulitzer Inc.(viii)
3.2	—	Amended and Restated By-laws of Pulitzer Inc.(xv)
4.1	—	Form of Pulitzer Inc. Common Stock Certificate.(viii)
9.1	—	Pulitzer Inc. Voting Trust Agreement, dated as of March 18, 1999, between the holders of voting trust certificates and Michael E. Pulitzer, Emily Rauh Pulitzer, Ronald H. Ridgway, Cole C. Campbell, David E. Moore and Robert C. Woodworth.(ix)

Exhibit No.

10.1 — Agreement, dated March 1, 1961, effective January 1, 1961, between The Pulitzer Publishing Company, a Missouri corporation, and the Globe-Democrat Publishing Company, as amended on September 4, 1975, April 12, 1979 and December 22, 1983.(viii)

10.2.1 — Amended and Restated Joint Operating Agreement, dated December 22, 1988, between Star Publishing Company and Citizen Publishing Company.(viii)

10.2.2 — Partnership Agreement, dated December 22, 1988, between Star Publishing Company and Citizen Publishing Company.(viii)

10.3.1 — Amendment, dated September 16, 1997, to Pulitzer Retirement Savings Plan.(v)

10.3.2 — Amendment, dated January 28, 1997, to Pulitzer Retirement Savings Plan.(iv)

10.3.3 — Amendment, dated October 30, 1996, to Pulitzer Retirement Savings Plan.(iv)

10.3.4 — Amendment, dated July 31, 1996, to Pulitzer Retirement Savings Plan.(iv)

10.3.5 — Amendment, dated October 25, 1995, to Pulitzer Retirement Savings Plan.(iv)

10.3.6 — Amendment, dated October 25, 1995, to Pulitzer Retirement Savings Plan.(ii)

10.3.7 — Amendment, dated January 24, 1995, to Pulitzer Retirement Savings Plan.(i)

10.3.8 — Amended and Restated Pulitzer Retirement Savings Plan.(i)

10.4.1 — Amendment, dated October 25, 1995, to Pulitzer Publishing Company Pension Plan.(iv)

10.4.2 — Amended and Restated Pulitzer Publishing Company Pension Plan.(i)

10.5.1 — Amendment, dated October 29, 1997, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan.(viii)

10.5.2 — Amendment, dated June 23, 1992, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan.(viii)

10.5.3 — Amendment, dated January 1, 1992, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan.(viii)

10.5.4 — Amendment, dated January 18, 1990, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan.(viii)

10.5.5 — Amendment, dated October 26, 1989, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan.(viii)

10.5.6 — Amendment, dated November 6, 1987, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan.(viii)

10.5.7 — Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan dated March 18, 1986.(viii)

10.6 — Employment Agreement, dated October 1, 1986, between the Pulitzer Publishing Company and Joseph Pulitzer, Jr.(viii)

10.7 — Stock Purchase Agreement by and among Pulitzer Publishing Company and Mr. Edward W. Scripps, Mrs. Betty Knight Scripps, and the Edward W. Scripps and Betty Knight Scripps Charitable Remainder Unitrust dated as of May 4, 1996.(iii)

10.8 — Split Dollar Life Insurance Agreement, dated December 27, 1996, between Pulitzer Publishing Company and Richard A. Palmer, Trustee of the Michael E. Pulitzer 1996 Life Insurance Trust.(iv)

10.9 — Split Dollar Life Insurance Agreement, dated December 31, 1996, between Pulitzer Publishing Company and Rebecca H. Penniman and Nicholas G. Penniman V, Trustees of the Nicholas G. Penniman IV Irrevocable 1996 Trust.(iv)

10.10 — Amended and Restated Agreement and Plan of Merger by and among Pulitzer Publishing Company, Pulitzer Inc. and Hearst-Argyle Television, Inc., dated as of May 25, 1998.(vi)

Exhibit No.		
10.11	—	Contribution and Assumption Agreements, dated as of March 18, 1999 by and between Pulitzer Publishing Company and Pulitzer Inc. (ix)
10.12	—	Letter Agreement, dated May 25, 1998, by and among Pulitzer Publishing Company, Pulitzer Inc. and Hearst-Argyle Television, Inc. (viii)
10.13	—	Letter Agreement, dated March 18, 1999, between Pulitzer Inc. and Emily Rauh Pulitzer. (ix)
10.14	—	Letter Agreement, dated March 18, 1999, between Pulitzer Inc. and David E. Moore. (ix)
10.15	—	Pulitzer Inc. Registration Rights Agreement. (ix)
10.16	—	Pulitzer Inc. 1999 Key Employees' Restricted Stock Purchase Plan. (viii)
10.17	—	Pulitzer Inc. 1999 Stock Option Plan. (viii)
10.18	—	Pulitzer Inc. 1999 Employee Stock Purchase Plan. (viii)
10.19	—	Employment Agreement, dated December 18, 1998, between Pulitzer Inc. and Robert C. Woodworth. (vii)
10.20	—	Employment Agreement, dated August 26, 1998 between Pulitzer Inc. and Terrance C.Z. Egger. (viii)
10.21	—	Employment and Consulting Agreement, dated as of June 1, 1999, between Pulitzer Inc. and Michael E. Pulitzer. (x)
10.22	—	Employment Agreement, dated as of June 1, 1999, between Pulitzer Inc. and Ronald H. Ridgway. (x)
10.23	—	Split Dollar Life Insurance Agreement, dated as of June 16, 1999, by and among Pulitzer Inc. and James E. Elkins and Diana K. Walsh. (x)
10.24	—	Split Dollar Life Insurance Agreement, dated as of June 24, 1999, by and among Pulitzer Inc. and Tansy K. Ridgway and Brian H. Ridgway. (x)
10.25	—	Asset Purchase Agreement, as of October 4, 1999, by and between The Chronicle Publishing Company and Pulitzer Inc. (x)
10.26	—	Joint Venture Agreement, dated as of May 1, 2000, among Pulitzer Inc., Pulitzer Technologies, Inc., The Herald Company, Inc. and St. Louis Post-Dispatch LLC. (xi)
10.27	—	Operating Agreement of St. Louis Post-Dispatch LLC, dated as of May 1, 2000. (xi)
10.28	—	Indemnity Agreement, dated as of May 1, 2000, between The Herald Company, Inc. and Pulitzer Inc. (xi)
10.29	—	St. Louis Post-Dispatch LLC Note Agreement, dated as of May 1, 2000. (xii)
10.30	—	Pulitzer Inc. Guaranty Agreement, dated as of May 1, 2000. (xii)
10.31	—	License Agreement, dated as of May 1, 2000, by and between Pulitzer Inc. and St. Louis Post-Dispatch LLC. (xii)
10.32	—	Non-Confidentiality Agreement, dated as of May 1, 2000. (xii)
10.33	—	Asset Sale and Purchase Agreement among Journal Register Company, Journal Register East, Inc., Suburban Newspapers of Greater St. Louis, LLC, Journal Company, Inc. and Pulitzer Inc. and SLSJ LLC dated as of June 24, 2000. (xiii)
10.34	—	Pulitzer Inc. Deferred Compensation Plan. (xiv)
10.35	—	Pulitzer Inc. 2000 Stock Purchase Plan, as Amended and Restated. (xiv)
10.36	—	Robert C. Woodworth Restricted Stock Unit Award dated December 11, 2000. (xiv)
10.37	—	Amendment No. 1 dated as of June 1, 2001, to Operating Agreement of St. Louis Post-Dispatch LLC, dated May 1, 2000. (xv)
10.38	—	Pulitzer Inc. Executive Transition Plan. (xvi)

Exhibit No.

10.39 — Pulitzer Inc. Annual Incentive Compensation Plan.(xvi)

(i) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(ii) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(iii) Incorporated by reference to Pulitzer Publishing Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996.

(iv) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(v) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(vi) Incorporated by reference to Pulitzer Publishing Company's Current Report on Form 8-K filed on January 22, 1999.

(vii) Incorporated by reference to Pulitzer Publishing Company's Registration Statement (File No. 333-69701) on Form S-3.

(viii) Incorporated by reference to Pulitzer Inc.'s Report on Form 10 (File No. 1-14541), as amended.

(ix) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(x) Incorporated by reference to Pulitzer Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

(xi) Incorporated by reference to Pulitzer Inc.'s Current Report on Form 8-K dated May 1, 2000 and filed on May 2, 2000.

(xii) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2000.

(xiii) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 25, 2000.

(xiv) Incorporated by reference to Pulitzer Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(xv) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2001.

(xvi) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

(b) REPORTS ON FORM 8-K.

The Company did not file any Current Reports on Form 8-K during the fourth quarter of 2001.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 25th day of March, 2002.

PULITZER INC.

By: /s/ ROBERT C. WOODWORTH

Robert C. Woodworth,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ MICHAEL E. PULITZER* (Michael E. Pulitzer)	Director	March 25, 2002
/s/ ROBERT C. WOODWORTH (Robert C. Woodworth)	Director; President and Chief Executive Officer (Principal Executive Officer)	March 25, 2002
/s/ ALAN G. SILVERGLAT (Alan G. Silverglat)	Senior Vice President — Finance (Principal Financial and Accounting Officer)	March 25, 2002
/s/ WILLIAM BUSH* (William Bush)	Director	March 25, 2002
/s/ SUSAN T. CONGALTON* (Susan T. Congalton)	Director	March 25, 2002
/s/ KEN J. ELKINS* (Ken J. Elkins)	Director	March 25, 2002
/s/ ALICE B. HAYES* (Alice B. Hayes)	Director	March 25, 2002
/s/ DAVID E. MOORE* (David E. Moore)	Director	March 25, 2002
/s/ EMILY RAUH PULITZER* (Emily Rauh Pulitzer)	Director	March 25, 2002
/s/ RONALD H. RIDGWAY* (Ronald H. Ridgway)	Director	March 25, 2002
/s/ JAMES M. SNOWDEN, JR.* (James M. Snowden, Jr.)	Director	March 25, 2002

By: /s/ ALAN G. SILVERGLAT

Alan G. Silverglat*
attorney-in-fact

PULITZER INC.

Report on Form 10-K for the Fiscal Year Ended

December 31, 2001

EXHIBIT INDEX

10.40	Robert C. Woodworth Restricted Stock Unit Award dated as of December 6, 2001
10.41	Split Dollar Life Insurance Agreement, dated as of January 24, 2002, by and between Pulitzer Inc. and Wesley R. Turner, as trustee of The Robert C. Woodworth and Joyce A. Woodworth Survivorship Insurance Trust.
21	Subsidiaries of Registrant
22	Independent Auditors' Consent
24	Power of Attorney

Common Stock Data

The Company's common stock is listed and traded on the New York Stock Exchange under the symbol PTZ. At April 2, 2002, there were approximately 380 record holders of the Company's common stock and 27 record holders of its Class B common stock. The following table lists the high and low sale prices for the Company's common stock, and dividends paid, for each quarterly period in the past two years:

	2000		
Quarter	*High*	*Low*	*Dividend*
First	$44.44	$32.81	$0.16
Second	42.00	34.56	0.16
Third	45.69	38.75	0.16
Fourth	47.70	39.90	0.16

	2001		
Quarter	*High*	*Low*	*Dividend*
First	$56.55	$45.80	$0.17
Second	57.00	49.55	0.17
Third	53.70	43.70	0.17
Fourth	51.00	41.25	0.17

Eleven-Year Financial Summary

Years Ended December 31[1]	*2001*	*2000*	*1999*
(In thousands, except per-share data)			
Operating revenues from continuing operations — net	$413,506	$397,159	$324,256
Operating expenses:			
Payroll, newsprint, and other	347,111	317,908	260,952
Stock option cash-out and bonuses[2]	—	—	26,685
St. Louis Agency adjustment	—	9,363	25,029
Depreciation and amortization	40,508	31,985	15,462
Total operating expenses	387,619	359,256	328,128
Equity in earnings of Tucson newspaper partnership	17,504	22,487	21,965
Operating income	43,391	60,390	18,093
Interest income[3]	7,573	19,017	25,372
Interest expense	(24,609)	(16,537)	—
Net gain (loss) on marketable securities and investments	(3,849)	(2,197)	(111)
Net other income (expense)[4,5]	(1,360)	(1,837)	(189)
Income from continuing operations before provision for income taxes and cumulative effects of changes in accounting principles	21,146	58,836	43,165
Provision for income taxes	8,021	23,389	18,061
Minority interest in net earnings of subsidiary	839	849	—
Income from continuing operations before cumulative effects of changes in accounting principles	12,286	34,598	25,104
Discontinued operations, net of tax[6]	(1,624)	304	(23,596)
Cumulative effects of changes in accounting principles, net of tax[7]	—	—	—
Net income (loss)	$ 10,662	$ 34,902	$ 1,508
Per Share[8]			
Basic earnings per share:			
Continuing operations before cumulative effects of changes in accounting principles	$ 0.58	$ 1.59	$ 1.11
Discontinued operations	(0.08)	0.01	(1.04)
Cumulative effects of changes in accounting principles	—	—	—
Earnings per share	$ 0.50	$ 1.60	$ 0.07
Weighted average number of shares outstanding	21,192	21,757	22,578
Diluted earnings per share:			
Continuing operations before cumulative effects of changes in accounting principles	$ 0.58	$ 1.59	$ 1.11
Discontinued operations	(0.08)	0.01	(1.04)
Cumulative effects of changes in accounting principles	—	—	—
Earnings per share	$ 0.50	$ 1.60	$ 0.07
Weighted average number of shares outstanding	21,364	21,786	22,601
Dividends per share of common stock and Class B common stock	$ 0.68	$ 0.64	$ 0.45
Other Data			
Operating cash flow[9]	$ 83,899	$ 92,375	$ 33,555
Working capital	221,002	218,619	595,530
Total assets	1,288,783	1,282,873	979,625
Stockholders' equity	797,237	799,701	813,451

1 The 2000 fiscal year included a partial year of operations for the St. Louis Post-Dispatch LLC under the new joint venture agreement beginning on May 1, 2000. Also in 2000, a partial year of operations for *The Pantagraph* and the Suburban Journals of Greater St. Louis was included following their acquisitions on January 11, 2000, and August 10, 2000, respectively. The 1996 fiscal year included a partial year of operations of Scripps League Newspapers Inc. (subsequently renamed Pulitzer Newspapers, Inc.) following its acquisition on July 1, 1996. The 2000 and 1995 fiscal years contained 53 weeks; all other years contained 52 weeks.

2 In 1999, the Company recorded expense of $26.7 million representing the cost of stock option cash-outs and bonuses paid to publishing employees in connection with the merger of the Broadcasting Business with Hearst-Argyle. On an after-tax basis, this expense reduced net income by $15.5 million, or $0.68 per share.

3 The 1999 increase in interest income reflected the inflow of approximately $429 million of net cash in connection with the merger of the Broadcasting Business with Hearst-Argyle.

4 In 1996, a joint venture investment of $2.7 million was written off, resulting in an after-tax charge of $1.6 million, or $0.07 per share.

5 In 1994, on an after-tax basis, the gain on the sale of a newspaper property added $1.1 million ($0.05 per share) to net income.

1998	*1997*	*1996*	*1995*	*1994*	*1993*	*1992*	*1991*
1,761	$298,909	$255,830	$219,866	$259,053	$248,221	$245,463	$245,747
6,222	245,614	225,158	201,248	229,514	227,294	226,801	234,562
—	—	—	—	—	—	—	—
0,729	19,450	13,972	12,502	14,706	10,660	11,690	7,290
3,359	12,469	8,347	4,307	6,128	6,938	8,174	12,327
0,310	277,533	247,477	218,057	250,348	244,892	246,665	254,179
0,935	20,355	18,397	18,025	17,004	15,658	13,769	13,372
2,386	41,731	26,750	19,834	25,709	18,987	12,567	4,940
4,967	4,391	4,509	5,196	1,966	1,085	1,156	1,618
—	—	—	—	—	—	—	—
1,322	260	—	—	—	—	—	—
(69)	(204)	(4,911)	(1,426)	2,236	12	—	16
8,606	46,178	26,348	23,604	29,911	20,084	13,723	6,574
0,709	19,736	11,174	9,149	11,204	7,884	(1,293)	612
—	—	—	—	—	—	—	—
7,897	26,442	15,174	14,455	18,707	12,200	15,016	5,962
8,387	39,586	42,326	34,867	21,203	11,185	6,563	4,597
—	—	—	—	(719)	(72)	(22,824)	—
76,284	$ 66,028	$ 57,500	$ 49,322	$ 39,191	$ 23,313	$ (1,245)	$ 10,559
1.25	$ 1.20	$ 0.69	$ 0.66	$ 0.86	$ 0.60	$ 0.79	$ 0.32
2.16	1.79	1.93	1.60	0.98	0.55	0.34	0.24
—	—	—	—	(0.03)	—	(1.20)	—
3.41	$ 2.99	$ 2.62	$ 2.26	$ 1.81	$ 1.15	$ (0.07)	$ 0.55
22,381	22,110	21,926	21,800	21,655	20,371	19,232	19,205
1.22	$ 1.18	$ 0.68	$ 0.65	$ 0.86	$ 0.59	$ 0.78	$ 0.31
2.13	1.76	1.90	1.58	0.97	0.54	0.34	0.24
—	—	—	—	(0.03)	—	(1.18)	—
3.35	$ 2.94	$ 2.58	$ 2.23	$ 1.80	$ 1.13	$ (0.06)	$ 0.55
22,753	22,452	22,273	22,097	21,822	20,609	19,335	19,232
0.75	$ 0.52	$ 0.46	$ 0.41	$ 0.35	$ 0.32	$ 0.29	$ 0.29
55,745	$ 54,200	$ 35,097	$ 24,141	$ 31,837	$ 25,925	$ 20,741	$ 17,277
124,675	75,830	78,927	112,990	82,412	52,765	43,194	30,965
546,393	464,311	398,416	333,641	293,868	248,930	186,902	119,309
385,357	310,777	249,937	198,771	155,019	122,143	67,074	72,851

[6] The results of the Broadcasting Business owned by Pulitzer Publishing Company before the merger and the results from properties sold in 2001 have been reported as discontinued operations.

[7] In 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits." In 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which recalculated deferred income taxes at the lower 34 percent federal statutory rate as opposed to the higher tax rates that were in effect when the deferred income taxes originated. In 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," which requires the accrual of retiree benefits during the years that an employee provides services. These benefits, primarily medical and life insurance benefits at the *Post-Dispatch*, were previously expensed as paid.

[8] Shares outstanding, dividends per share, and earnings per share have been adjusted as necessary to reflect a 33 1/3 percent stock dividend in 1996, a 25 percent stock dividend in 1995, and a 10 percent stock dividend in 1993. In addition, share and per-share amounts reflect the issuance of 1.35 million shares of common stock in a public offering in July 1993.

[9] Operating income plus depreciation and amortization.

Corporate Directory

Board of Directors

Michael E. Pulitzer
Chairman of the Board

Robert C. Woodworth
President and
Chief Executive Officer

William Bush
Partner
Fulbright & Jaworski L.L.P.

Susan T. Congalton
Managing Director
Lupine L.L.P.

Ken J. Elkins
Consultant

Alice B. Hayes
President
University of San Diego

David E. Moore
Retired Journalist

Emily Rauh Pulitzer
Art Historian

Ronald H. Ridgway
Retired
Pulitzer Inc.

James M. Snowden, Jr.
Executive Vice President
Huntleigh Securities Corporation

Committees

Audit Committee
Susan T. Congalton
Alice B. Hayes
James M. Snowden, Jr.

Compensation Committee
William Bush
David E. Moore
Michael E. Pulitzer
James M. Snowden, Jr.
Robert C. Woodworth

Executive Committee
David E. Moore
Michael E. Pulitzer
Ronald H. Ridgway
Robert C. Woodworth

Finance Committee
Ronald H. Ridgway
Robert C. Woodworth
Terrance C.Z. Egger
Advisory Member
Alan G. Silverglat
Advisory Member

Nominating Committee
David E. Moore
Michael E. Pulitzer
James M. Snowden, Jr.

Planning Committee
William Bush
Susan T. Congalton
Ken J. Elkins
Alice B. Hayes
David E. Moore
Emily Rauh Pulitzer
Michael E. Pulitzer
Ronald H. Ridgway
James M. Snowden, Jr.
Robert C. Woodworth
Terrance C.Z. Egger
Advisory Member
Alan G. Silverglat
Advisory Member

Officers

Robert C. Woodworth
President and
Chief Executive Officer

Alan G. Silverglat
Senior Vice President
Finance

Mark G. Contreras
Vice President

Terrance C.Z. Egger
Vice President

Matthew G. Kraner
Vice President

Jon H. Holt
Treasurer and
Assistant Secretary

Jan P. Pallares
Corporate Controller

James V. Maloney
Secretary

Corporate Information

Transfer Agent and Registrar

EquiServe
Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone:
201 324 1225
For the hearing-impaired:
201 222 4955
Internet:
www.equiserve.com

General Counsel

Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103

Independent Auditors

Deloitte & Touche LLP
One City Centre
St. Louis, MO 63101

Form 10-K

A copy of the Company's annual report on Form 10-K will be sent without charge to any stockholder requesting it in writing from:

Pulitzer Inc.
Attn: Mr. James V. Maloney
Secretary
900 North Tucker Boulevard
St. Louis, MO 63101
Telephone:
314 340 8402
Fax:
314 340 3125
E-Mail:
jmaloney@pulitzer.net

The annual report, along with other SEC filings, news releases, and financial reports, may also be viewed on the Pulitzer Inc. Web site at *www.pulitzerinc.com.*

Annual Meeting

The Annual Meeting of Stockholders of Pulitzer Inc. will be held at the Ritz-Carlton St. Louis, 100 Carondelet Plaza, St. Louis, MO 63105, on Tuesday, May 14, 2002, at 10 a.m. Central Daylight Time.

Corporate Address

Pulitzer Inc.
900 North Tucker Boulevard
St. Louis, MO 63101

This report contains forward-looking statements that are based on current management expectations of the Company. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties, and other factors include, but are not limited to, industry cyclicality, the seasonal nature of the business, changes in pricing or other actions by competitors or suppliers (including newsprint), capital or similar requirements, and general economic conditions, any of which may impact advertising and circulation revenues and various types of expenses. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, or achievements.

www.pulitzerinc.com

PULITZER INC.

900 NORTH TUCKER BOULEVARD ST. LOUIS, MO 63101